Exhibit 99.154

PARTNERSHIP PURCHASE AGREEMENT

BETWEEN:

NEXEN INC.

- and -

CANADIAN NEXEN YEMEN LTD.

- AND -

STARPOINT COMMERCIAL TRUST

-and-

STARPOINT ENERGY LTD.

(NEXEN CANADA NO. 5)

PARTNERSHIP PURCHASE AGREEMENT

THIS AGREEMENT made as of the 18th day of July, 2005,

BETWEEN:

NEXEN INC., a body corporate having offices at the City of Calgary, in the Province of Alberta

(hereinafter referred to as “NEXEN”)

- and -

CANADIAN NEXEN YEMEN LTD., a body corporate having offices at the City of Calgary, in the Province of Alberta,

(hereinafter referred to as “CNYL”)

- AND -

STARPOINT COMMERCIAL TRUST, a trust having offices at the City of Calgary, in the Province of Alberta, by its trustee 1149708 Alberta Ltd.

(hereinafter referred to as “STARPOINT”)

-and-

STARPOINT ENERGY LTD., a body corporate having offices at the City of Calgary, in the Province of Alberta

(hereinafter referred to as “SP”)

WHEREAS the Vendor desires to sell the Securities and Office and Administrative Assets to the Purchaser and the Purchaser desires to purchase the Securities and Office and Administrative Assets from the Vendor;

NOW THEREFORE in consideration of the premises hereto and of the covenants, warranties, representations, agreements and payments herein set forth and provided for, the parties hereto covenant and agree as follows:

1.             INTERPRETATION

(a)           In this Agreement (including the premises hereto, this clause and each Schedule) the words and phrases set forth below shall have the meaning ascribed thereto below, namely:

(i)            “Abandonment and Reclamation Obligations” means all remediation and reclamation obligations whatsoever of the Partnership including, without limitation:

A.            the abandonment and reclamation of any Wells, and the restoration of the surface in respect thereof including any related roads; and

B.            the closure, decommissioning and dismantling of Tangibles, and the restoration of the surface in respect thereof including any related roads;

all in accordance with good oil and gas field practices, and in compliance with the Regulations;

(ii)           “Adjusted Working Capital” means an amount equal to the Current Assets less the Current Liabilities as at the Closing Date excluding all amounts receivable by the Partnership from, or payable by the Partnership to, NEXEN including amounts accrued;

(iii)          “Affiliates” means with respect to any Person, any other Person which is affiliated with such Person, and for the purposes of this Agreement:

A.            two Persons will be considered to be affiliated with one another if one of them controls the other, or if both of them are controlled by a common third Person; and

B.            one Person will be considered to control another Person if it has the power to direct or cause the direction of the management and policies of the other Person, whether directly or indirectly, through one or more intermediaries or otherwise, and whether by virtue of the ownership of partnership interest or other equity interests, the holding of voting rights or contractual rights, or otherwise;

and for greater certainty, the Partnership and Subco are Affiliates of the Vendor prior to Closing;

(iv)          “Assets” means the Partnership’s entire right, title and interest in and to all assets within the area outlined in purple on the land plat contained in the CD attached hereto as Schedule “F” including, without limitation, the Petroleum and Natural Gas Rights, the Tangibles, the Technical Information and the Miscellaneous Interests;

(v)           “Business Day” means a day other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta;

(vi)          “Claims Period” means:

A.            [***]

B.            [***]

(vii)         “Closing” means the conveyance of the Securities and Office and Administrative Assets by the Vendor to the Purchaser and the payment by the Purchaser to the Vendor of the Purchase Price therefor and the completion of all matters incidental thereto on the Closing Date at the Place of Closing;

(viii)        “Closing Date” means 2:00 p.m. (Calgary, Alberta time) on the 9th day of August, 2005 or such other time as may be agreed to by the Vendor and the Purchaser;

(ix)          “Competition Act Approval” means one of the following has occurred;

A.            the Commissioner has issued an Advance Ruling Certificate provided by or on behalf of the Commissioner pursuant to Section 102 of the Competition Act (Canada) in respect of the transactions contemplated herein on terms and conditions satisfactory to the Parties, each acting reasonably;

B.            the waiting period under the Section 123 of the Competition Act (Canada) shall have expired without the Commissioner having advised that the Commissioner intends to apply to the Competition Tribunal for an order under Section 92 or 100 of the Competition Act (Canada) in respect of the transactions contemplated herein; or

C.            a “no action” letter has been provided by or on behalf of the Commissioner indicating that the Commissioner does not at that time intend to apply to the Competition Tribunal for an order under Section 92 of the Competition Act (Canada) in respect of the transactions contemplated herein;

(x)           “Current Assets” means the aggregate of all the Partnership’s current assets calculated in accordance with GAAP, including in such calculation any balance of pre-paid amounts, any deposits or advances, and the entire Intercompany Receivable;

(xi)          “Current Liabilities” means the aggregate of all the Partnership’s current liabilities calculated in accordance with GAAP, including in such calculation the entire Intercompany Payable;

(xii)         “Data Room Materials” means the documents, files, data and information which were: (i) reviewed by the Purchaser; or, (ii) available to be reviewed by the Purchaser; in the Vendor’s data room during the period April 5, 2005 to May 9, 2005 as set forth in the CD or CD’s attached hereto as Schedule “G”;

(xiii)        “Effective Date” means 12:01 a.m. (Calgary, Alberta time) on the 1st day of June, 2005;

(xiv)       “Environmental Defect” means Environmental Liabilities relating to the Assets or the surface areas associated therewith which would not be acceptable to a prudent purchaser of the Securities acting reasonably, provided however, the following shall be deemed to not be an Environmental Defect:

A.            Environmental Liabilities disclosed in the Data Room Materials or otherwise disclosed to the Purchaser in writing prior to the execution of this Agreement; and

B.            Abandonment and Reclamation Obligations;

(xv)         “Environmental Evaluator” means Earthmaster Environmental Strategies Inc. or such other party as agreed to by the Parties;

(xvi)       “Environmental Liabilities” means all liabilities [***] in respect of the environment, whether or not caused by a breach of the applicable Regulations and whether or not resulting from operations however and whenever conducted [***] including, without limitation, liabilities related to:

A.            the transportation, storage, use or disposal of toxic or hazardous substances, dangerous oilfield waste or non-dangerous oilfield waste;

B.            the release, spill, escape or emission of toxic or hazardous substances;

C.            any other pollution or contamination of the surface, substrate, soil, air, ground water, surface water or marine environments;

D.            damages and losses suffered by Third Parties as a result of the occurrences in Paragraphs (A) – (C) of this Clause; and

E.            any obligations imposed by the Regulations to protect the environment or to rectify environmental problems;

(xvii)      “Facilities” means all unit facilities under any unit agreement that applies to the Petroleum and Natural Gas Rights and all other field facilities that are not solely located on or under the surface of the Lands (or lands with which the Lands are pooled) and that are used for production, gathering, treatment, compression, transportation, injection, water disposal, measurement, processing, storage or other operations respecting the Petroleum and Natural Gas Rights or the Petroleum Substances produced therefrom, including, without limitation, any applicable battery, separator, compressor station, gathering system, pipeline, production storage facility or warehouse and all other facilities specifically identified in Schedule “B” attached hereto;

(xviii)     “GAAP” means generally accepted accounting principles established by the Canadian Institute of Chartered Accountants at the relevant time;

(xix)       “Intercompany Payable” means all accounts payable, including amounts accrued, by the Partnership to the Vendor or any Affiliate of the Vendor including any amount owing under any promissory notes granted by the Partnership in favor of the Vendor or any Affiliate of the Vendor, if any, excluding all amounts payable by the Partnership to NEXEN including all amounts accrued;

(xx)        “Intercompany Receivable” means all accounts receivable, including amounts accrued, held by the Partnership for amounts owing by the Vendor or any Affiliate of the Vendor including any amount owing under any promissory notes granted by the Vendor or any Affiliate of the Vendor in favor of the Partnership, if any, excluding all amounts receivable by the Partnership from NEXEN including all amounts accrued;

(xxi)       “Lands” means the Partnership’s entire interest in and to those lands within the areas outlined in purple on the land plat attached hereto as Schedule “F”  including, without limitation, the lands set forth and described in Schedule “A” and the Petroleum Substances within, upon and under such lands, together with the right to explore for and recover same, all insofar as such are granted by the Leases (subject to such limitations as to geological formations and Petroleum Substances set forth in the Leases);

(xxii)                “Leases” means, collectively, the various leases, licences, permits, reservations, certificates of title and other documents of title which the holder may explore for, drill for, recover, remove or dispose of Petroleum Substances within, upon or under the Lands (or lands with which the Lands are pooled or unitized) and includes, if applicable, all renewals and extensions of those documents and all documents issued in substitution therefore, including without limitation, those set forth in attached Schedule “A”;

(xxiii)             “Losses and Liabilities” means all claims, liabilities, actions, proceedings, demands, losses, costs, penalties, fines, damages and expenses which may be sustained or incurred by any of a Party, its directors, officers, agents, and employees, including, without limitation, reasonable legal fees and disbursements on a solicitor and client basis;

(xxiv)            “Miscellaneous Interests” means subject to the limitations and exclusions in this definition and in the definition of “Assets”, the Partnership’s entire interest in all property and rights, other than the Petroleum and Natural Gas Rights, Tangibles and Technical Information, to the extent they pertain directly to the Petroleum and Natural Gas Rights, the Tangibles or the Technical Information including, without limitation:

A.            the Title and Operating Documents;

B.            the Surface Rights;

C.            the well bores and down hole casing respecting the Wells; and

D.            copies of engineering, facility and other records, files, reports, data, correspondence and documents that relate directly to the Assets;

(xxv)      “Office and Administrative Assets” means NEXEN’s entire right, title and interest (whether leased, rented or owned) in and to any field offices and administrative buildings, vehicles, office equipment, computers, furnishings, furniture, artwork, fittings, fixtures, oilfield equipment, systems (including, without limitation, all SCADA systems pertaining to the Assets but excluding other licensed and proprietary software that may be excluded as set forth in Schedule “J”), supplies and inventory, whether or not affixed, but located within the area outlined in purple on the land plat attached hereto as Schedule “F” as at the Closing Date, including without limitation, those described in Schedule “J”;

(xxvi)     “Partnership” means Nexen Canada No. 5, an Alberta general partnership;

(xxvii)    “Partnership Agreement” means that certain Partnership Agreement dated December 20, 2004, among Nexen Petroleum Canada and Canadian Nexen Yemen Ltd. and any amendments thereto;

(xxviii)   “Partnership Interest” means a partnership interest in the Partnership on the Closing Date pursuant to and in accordance with the Partnership Agreement including, without limitation, the partners in the Partnership, inherent right, title and interest in and to the Assets, if any, as provided for in the Partnership Agreement as at the Closing Date;

(xxix)     “Party” means a Person that is bound by this Agreement, and “Parties” means two or more of such Persons;

(xxx)      “Permitted Encumbrances” means:

A.            the terms and conditions of the Title and Operating Documents, including, without limitation, any penalty or forfeiture that applies to the Assets subsequent to the Effective Date resulting from the Purchaser’s election under Clause 5 not to participate in a particular operation, and the following to the extent the following are detailed in Schedule “A”:

(1)           any overriding royalties, net profits interests or other encumbrances applicable to the Petroleum and Natural Gas Rights for which the Purchaser will assume the obligation for payment;

(2)           any existing potential alteration of the Partnership’s interest in the Assets because of payout conversion or farmin, farmout or other such agreement;

(3)           any Preferential Rights; and

(4)           any penalty or forfeiture that applies to the Assets at the Effective Date because of the Partnership’s election not to participate in a particular operation;

B.            easements, rights of way, servitudes or other similar rights including, without limitation, rights of way for highways and other roads, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles and wires;

C.            the Regulations and any rights reserved to or vested in any municipality or governmental, statutory or public authority to levy taxes or to control or regulate any of the Assets in any manner, including, without limitation, the right to control or regulate the production rates and the conduct of operations;

D.            Statutory exceptions to title and the reservations, limitations and conditions in any grants or transfers from the Crown of any of the Petroleum and Natural Gas Rights or interests therein;

E.            Undetermined or inchoate liens incurred or created in the ordinary course of business as security for the Partnership’s share of the costs and expenses of the development or operation of any of the Assets, which costs and expenses are not delinquent as of the Closing Date;

F.             Undetermined or inchoate mechanics’ liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Closing Date;

G.            liens granted in the ordinary course of business to a public utility, municipality or governmental authority respecting operations pertaining to any of the Assets;

H.            liens imposed under Regulations securing the payment of any taxes, assessments or government charges which are not due or the validity of which is being contested in good faith;

I.             any lien contemplated by Clauses 1(a)(xxvi)(E), (F), (G) and (H) that is being contested in good faith by the Vendor; and

J.             [***] any other defects or deficiencies in title to the Assets that are waived or deemed to be waived under Clause 6;

(xxxi)    “Person” means an individual, a partnership, a corporation, a trust, an unincorporated organization, a union, a governmental authority and the heirs, executors, administrators or other legal representatives thereof;

(xxxii)   “Petroleum and Natural Gas Rights” means the interests of the Partnership described in attached Schedule “A” in respect of the Leases to the extent they apply to the Lands, including, without limitation, any existing contractual right of the Partnership to earn an interest under a farmin or similar arrangement, any net carried interest and any overriding royalty, net profits interest or other encumbrance accruing to the Partnership;

(xxxiii)  “Petroleum Substances” means crude oil, natural gas and every other mineral or substance, the right to explore for which, or an interest in which, is granted under the Leases or the Title and Operating Documents, including, without limitation, sulphur and natural gas derived from coal, if any, (subject to such limitations as to geological formations and Petroleum Substances as may appear in Schedule “A”);

(xxxiv)  “Place of Closing” means the offices of the Vendor, located at 2900, 801 – 7th Avenue S.W., Calgary, Alberta;

(xxxv)   “Preferential Rights” means a right of first refusal, pre-emptive right of purchase or similar contractual right under the Title and Operating Documents or otherwise whereby a Third Party has the right to purchase or acquire any of the Assets because of the Vendor’s agreement to dispose of the Securities to the Purchaser hereunder;

(xxxvi)  “Prime Rate” means the annual rate of interest in effect at the Effective Date, based upon a year of 365 days, designated by the Royal Bank of Canada as its prime rate for Canadian dollar commercial loans;

(xxxvii) “Purchase Price” means the total consideration payable by the Purchaser to the Vendor at Closing pursuant to Subclause 2(b), as modified by the adjustments and reductions provided for herein;

(xxxviii)      “Purchaser” means:

A.            With respect to the purchase of the Office and Administrative Assets, SP;

B.            With respect to the purchase of the Securities, STARPOINT;

as the context requires;

(xxxix)  “Regulations” means all statutes, laws, rules, regulations, policies, decrees, orders, judgments or directives in effect from time to time and made or issued by a government, governmental body, agency, board, tribunal or court having jurisdiction over the Parties, the Assets or the transactions contemplated herein;

(xl)         “Securities” means:

A.            Where NEXEN is the Vendor pursuant to Clause 2(a): NEXEN’s entire Partnership Interest in and to the Partnership on the Closing Date (“NEXEN Partnership Interest”) pursuant to and in accordance with the Partnership Agreement and all amounts receivable by NEXEN from the Partnership as of the Closing Date including all amounts accrued (collectively the “Nexen Receivables”); and

B.            Where CNYL is the Vendor pursuant to Clause 2(a): CNYL’s entire interest in and to the issued and outstanding shares in the capital of Subco (the “CNYL Subco Shares”);

as the context requires;

(xli)         “Subco” means CNYL No. 5 Ltd., an Alberta corporation wholly owned by CNYL and which, as of the Closing Date, owns a 0.1% Partnership Interest in and to the Partnership;

(xlii)        “Surface Rights” means all rights to use the surface of land in connection with the Assets, including, without limitation, rights to enter upon and occupy the surface of the land on which the Tangibles and the Wells are located and rights to cross or otherwise use the surface of land for access to the Assets;

(xliii)      “Tangibles” means the Partnership’s entire interest in and to:

A.            the Facilities;

B.            all tangible depreciable property and assets, other than the Facilities, that are located on or under the surface of the Lands (or lands with which the Lands are pooled) and are used or useful solely for production, gathering, treatment, compression, transportation, injection, water disposal, measurement, processing, storage or other operations respecting the Petroleum and Natural Gas Rights, including only those computers, if any, used directly in producing or processing Petroleum Substances and related products, and including, without limitation, any equipment and material inventory that has been charged to and acquired by the Partnership for the joint account of the particular owners of the assets; and

C.            any additional items that are specifically indicated in a Schedule attached hereto to be included as Tangibles;

(xliv)       “Tax Act” means the Income Tax Act (Canada) R.S.C.1985, 5th Supplemental C-1, and the regulations thereunder as amended, and any applicable legislation of any Province or Territory of Canada with respect to the taxation of income;

(xlv)        “Technical Information” means the Partnership’s entire interest in copies of NEXEN’s 100% owned proprietary seismic data, including all seismic records, books, documents and reports (excluding all proprietary and associated trading rights relating to such data), which seismic lines are shown on the land plat attached hereto as Schedule “F”, and which includes, without limitation:

A.            copies of: all permanent records of basic field data including, but not limited to, any and all microfilm or paper copies of seismic, driller’s reports, monitor records, observer’s reports and survey notes and any and all copies of magnetic field tapes or conversions thereof;

B.            copies of: all permanent records of the processed field data including, but not limited to, pre- and post-stacked record sections including amplitude, phase and structural displays, post-stacked data manipulations including filters, migrations and wavelet enhancements, and any and all copies of final stacked tapes and any manipulations and conversions thereof;

C.            in the case of 3D seismic, in addition to the foregoing, copies of all permanent records of bin locations, bin fold, static corrections, surface elevations and any other relevant information.  For copies of all 100 % proprietary 3D seismic data sets, a copy of the existing Geoquest workstation project for those 3D seismic datasets.  The copy will be in 8 mm exabyte format and the project will have at least one version of each 3D purchased, with interpretations (horizons picked); and

D.            copies of: any support data relating to the foregoing, including surveyors’ ground elevation records, shot point maps, drillers’ logs, shooters’ records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections, including maps and interpretations made from any of the foregoing;

(xlvi)       “Third Party” means any individual or entity other than the Parties including, without limitation, any partnership, corporation, trust, unincorporated organization, union, government and any department and agency thereof and any heir, executor, administrator or other legal representative of an individual;

(xlvii)      “Thirteenth Month Adjustment” means the accounting procedure performed annually by an operator of particular Tangibles for the purpose of redistributing certain revenues and expenses, including, without limitation, operating expenses, processing fee revenues, excess capacity utilization fees and recoveries, royalties and gas cost allowances (or similar cost allowances);

(xlviii)     “Title and Operating Documents” means, to the extent directly related to the Assets and the Office and Administrative Assets, or any of them:

A.            the Leases;

B.            agreements affecting the Partnership’s interests in the Petroleum and Natural Gas Rights, including, without limitation, operating agreements, royalty agreements, farmout or farmin agreements, option agreements, participation agreements, pooling agreements, sale and purchase agreements, asset exchange agreements and conveyance, contribution and transfer agreements;

C.            agreements for the sale of Petroleum Substances that are terminable on 31 days’ notice or less (without an early termination penalty or other cost) or that are identified in Schedule “E” attached hereto;

D.            agreements respecting the unitization of any of the Petroleum and Natural Gas Rights;

E.            agreements pertaining to the Surface Rights;

F.             agreements for the construction, ownership and operation of the Tangibles;

G.            service agreements for the treating, gathering, storage, transportation or processing of Petroleum Substances or other third party petroleum substances, the injection or subsurface disposal of substances, the use of well bores or the operation of any Wells or Tangibles by a third party;

H.            any approvals, authorizations or licences required under the Regulations for the conduct of operations with respect to the Assets, including, without limitation, Well, pipeline and plant licences; and

I.             all other agreements that relate to the ownership, operation or exploitation of the Petroleum and Natural Gas Rights or the Tangibles;

(xlix)       “Title Defects” means a deficiency or discrepancy in or affecting the title of the Partnership in and to any of the Assets, sufficient to cause a reasonable buyer of the affected Assets to refuse to purchase them for fair market value (computed as if that defect did not exist), but specifically excludes, without limitation:

A.            [***]

B.            [***]

C.            the loss of lease acreage between the Effective Date and the Closing Date because the lease term expires;

D.            the Permitted Encumbrances;

E.            any beneficial, rather than legal, interest of the Partnership or any of its predecessors in the Assets if that beneficial interest is held in trust under the Leases;

F.             any matter pertaining to the interest of a Third Party that does not pertain to the interest of the Partnership in the Assets;

G.            any Environmental Defect;

H.            an alteration, subsequent to the Effective Date, to the Partnership’s interest in the Assets as a result of an earning or payout conversion under the Leases set forth in a Schedule attached hereto; and

I.             any missing or unsigned documents in the chain of the Partnership’s title to the Lands, Leases or Tangibles where such document is not reasonably required to confirm the creation, establishment or maintenance of such title and the current status of title can otherwise be confirmed with reasonable certainty;

(l)            “Title Evaluator” means a senior partner of Burnet Duckworth & Palmer LLP or such other independent oil and gas solicitor as may be agreed to by the Parties;

(li)           “Vendor” means:

A.            With respect to the sale of the Office and Administrative Assets, NEXEN; and

B.            With respect to the Sale of the Securities, NEXEN and CNYL as set out in Clause 2(a);

as the context requires;

(lii)          “Vendor’s Bank Account” means NEXEN’s bank account at the Royal Bank of Canada, Main Branch, 335 – 8th Avenue, Calgary, Alberta, Canada T2P 2N4: account name: Nexen Inc.; account number 0000679 Cdn.; transit number 00009 Bank number 003; or such other bank account as the Vendor shall notify the Purchaser in writing not less than two (2) Business Days prior to the date on which the relevant payment is due; and

(liii)         “Wells” means the Partnership’s entire interest in all wells within the area outlined in purple on the land plat attached hereto as Schedule “F” including, without limitation, any producing, capped, shut-in, suspended, abandoned, disposal, water source, observation, injection and other wells located on the Lands or on lands with which the same have been pooled or unitized as set out in Schedule “C”.

(b)           Attached hereto are the following Schedules:

(i)	Schedule “A”	-	Lands, Leases, Petroleum and Natural Gas Rights

(ii)	Schedule “B”	-	Facilities

(iii)	Schedule “C”	-	Wells

(iv)	Schedule “D”	-	Authorizations for Expenditure

(v)	Schedule “E”	-	Marketing Contracts

(vi)	Schedule “F”	-	Land Plat

(vii)	Schedule “G”	-	Data Room Materials (3 CD’s)

(viii)	Schedule “H”	-	Litigation

(ix)	Schedule “I”	-	Field Employees

(x)	Schedule “J”	-	Office and Administrative Assets

(xi)	Schedule “K”	-	Form of Officer’s Certificate

(xii)	Schedule “L”	-	General Conveyance

All Schedules hereto are incorporated into and as part of this Agreement by this reference as fully as though contained in the body of this Agreement.

(c)           The headings of clauses and subclauses herein and in the Schedules are inserted for convenience of reference only and shall not affect or be considered to affect the construction of the provisions hereof.

(d)           Wherever any provision of any Schedule to this Agreement conflicts with any provision in the body of this Agreement, the provisions of the body of this Agreement shall prevail.  References herein to a Schedule shall mean a reference to the applicable Schedule to this Agreement.  References in any Schedule to the “Agreement” shall mean a reference to this Agreement.  References in any Schedule to another Schedule shall mean a reference to a Schedule to this Agreement.

(e)           Any reference herein to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute so referred to or the regulations made pursuant thereto.

(f)            If any of the provisions of this Agreement should be determined to be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions herein shall not in any way be affected or impaired thereby.

(g)           Where in this Agreement a representation and warranty is made on the basis of the knowledge or awareness of a Party hereto, such knowledge or awareness consists only of the actual knowledge or awareness, as the case may be, of the current officers, servants, agents and employees of such Party and its Affiliates who are responsible for the supervision of the subject matter of such representation or warranty, but shall not include the knowledge or awareness of any other person or persons.

(h)           All references to “Dollars” or “$” herein shall refer to lawful currency of Canada.

(i)            The terms “Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement, including any Schedules hereto, taken as a whole and not to any particular article, section, subsection, clause, or subclause or other subdivision thereof and include any agreement or instrument which amends, modifies or is supplementary to this Agreement.

(j)            In this Agreement, words importing persons include corporations and vice versa, words importing the masculine gender include the feminine and neuter genders and vice versa, and words importing the singular include the plural and vice versa.

(k)           Any reference to the “Partnership’s entire interest” is with respect to that interest of the Partnership in the applicable Assets hereunder.

(l)            Joint Vendor:

(i)            Except as otherwise provided herein, all rights, benefits, obligations and liabilities accruing to or assumed by the Vendor under this Agreement and the Regulations shall be: solely NEXEN’s responsibility with respect to a sale of Office and Administrative Assets; and, both joint and several as between NEXEN and CNYL with respect to a sale of Securities.

(ii)           With respect to any decision or election to be made by Vendor under this Agreement, NEXEN and CNYL with respect to a sale of Securities, shall make such election jointly so that Purchaser is not required to pursue different courses of action with each of them.

(iii)          If either one of NEXEN and CNYL with respect to a sale of Securities, but not both, are unable to or unwilling to close this transaction for any reason permitted herein, then Purchaser shall not be required to complete this transaction with the other party comprising Vendor, and that other Party comprising Vendor shall be deemed to have elected to terminate this transaction under the same terms and conditions as the first-mentioned Vendor Party.

(m)          Joint Purchaser:

(i)            Except as otherwise provided herein, all rights, benefits, obligations and liabilities accruing to or assumed by the Purchaser under this Agreement and the Regulations shall be solely STARPOINT’s with respect to the purchase of the Securities; and SP’s with respect to the purchase of the Office and Administrative Assets.

(ii)           With respect to any decision or election to be made by Purchaser under this Agreement, STARPOINT and SP, shall make such election jointly so that Vendor is not required to pursue different courses of action with each of them.

(iii)          If either one of STARPOINT and SP, but not both, are unable to or unwilling to close this transaction for any reason permitted herein, then Vendor shall not be required to complete this transaction with the other party comprising Purchaser, and that other Party comprising Purchaser shall be deemed to have elected to terminate this transaction under the same terms and conditions as the first-mentioned Purchaser Party

2.             PURCHASE AND SALE

(a)           Upon the terms and subject to the conditions of this Agreement, the Purchaser will purchase the Securities and Office and Administrative Assets from the Vendor and make payment therefor to the Vendor and the Vendor will sell, assign and deliver the Securities and Office and Administrative Assets to the Purchaser upon receipt of that part of the Purchase Price payable on Closing as follows:

(i)            Purchaser will purchase CNYL’s entire interest in and to the Securities and make payment therefor, as provided for in Clause 2(b) herein, to NEXEN for and on behalf of CNYL and CNYL will sell, assign and deliver its entire interest in and to the Securities to Purchaser on the Closing Date;

(ii)           Purchaser will purchase NEXEN’s entire interest in and to the Securities and make payment therefor, as provided for in Clause 2(b) herein, to NEXEN and NEXEN will sell, assign and deliver its entire interest in and to the Securities to Purchaser on the Closing Date; and

(iii)          Purchaser will purchase NEXEN’s entire interest in and to the Office and Administrative Assets and make payment therefor, as provided for in Clause 2(b) herein, to NEXEN and NEXEN will sell, assign and deliver its entire interest in and to the Office and Administrative Assets to Purchaser on the Closing Date.

(b)           The consideration to be paid by the Purchaser to the Vendor for the sale, assignment and delivery of the Securities and Office and Administrative Assets by the Vendor to the Purchaser shall be the sum of Three Hundred and Thirty Million ($330,000,000.00) Dollars plus all amounts receivable by the Partnership from NEXEN as of the Closing Date including all amounts accrued (collectively the “Nexen Payables”), plus or minus the adjustments to the Purchase Price as provided for herein, which sum less the Deposit applied under Clause 2(h) shall be paid in accordance with Clauses 2(g) and 2(i) on the Closing Date to NEXEN for and on behalf of the Vendor.  Subject to Clause 3, the Purchase Price shall be allocated first to any amounts receivable by NEXEN from the Partnership including all amounts accrued (as satisfaction in full of any and all debt obligations, payments and other liabilities owed by the Partnership to NEXEN other then any obligations and liabilities under this Agreement), then second to NEXEN to the extent of the Purchase Price allocated to the Office and Administrative Assets under this Clause 2(b), and the balance of the Purchase Price will be allocated 99.9% to NEXEN and 0.1% to CNYL, and paid for by Purchaser as follows:

(i)            with respect to the CNYL Subco Shares, by STARPOINT 100% (such that STARPOINT indirectly acquires 0.1% Partnership Interest in the Partnership); and

(ii)           with respect to the NEXEN Partnership Interest, by STARPOINT 100%; and

(iii)          with respect to the Nexen Receivables, STARPOINT 100%; and

(iv)          the Office and Administrative Assets, by SP 100%.

The Purchase Price, less the amount allocated to the Nexen Receivables, shall be allocated amongst the Securities and Office and Administrative Assets as follows, and any adjustments to the Purchase Price that relate exclusively to the Securities shall be allocated 99.9% to the NEXEN Partnership Interest and 0.1% to the CNYL Subco Shares, and any adjustments to the Purchase Price that relate exclusively to the CNYL Subco Shares shall be allocated exclusively to the CNYL Subco Shares, and any adjustments to the Purchase Price that relate exclusively to the Office and Administrative Assets shall be allocated exclusively to the Office and Administrative Assets:

A.	Nexen Partnership Interest	$324,675,000.00;

B.	CNYL Subco Shares	$325,000.00;	and

C.	Office and Administrative Assets	$5,000,000.00.

Vendor and Purchaser shall determine and allocate a value of the Office and Administrative Assets to individual taxation classes prior to Closing.

The Parties have taken into account the Vendor’s, the Partnership’s, Subco’s and their Affiliates’ respective responsibility for the Environmental Liabilities, Environmental Defects, Uncured Environmental Defects, Abandonment and Reclamation Obligations

together with the future abandonment and reclamation costs associated with the Assets, as set forth in this Agreement, and the Vendor’s, the Partnership’s, Subco’s and their Affiliates respective release of responsibility therefor when they determined the Purchase Price.

(c)           The transfer of the title in and to the Securities and Office and Administrative Assets shall occur on the Closing Date.

(d)           Notwithstanding anything contained in this Agreement but subject to Clauses 6 and 11, the Parties acknowledge and agree that all revenue, benefits, liabilities and obligations relating to the Assets accruing on or prior to the Effective Date shall be to the sole benefit and account of the NEXEN as a partner in the Partnership and CNYL as the sole shareholder of Subco which is a partner in the Partnership, and the Purchaser hereby waives, subject to Clause 11 and in particular Clause 11(c), any all rights to such revenue, benefits, liabilities and obligations for the period prior to the Effective Date which the Purchaser has or may have.

(e)           If Vendor is required to collect from the Purchaser any tax, fee or charge under the Regulations in connection with the Purchaser acquiring the Securities and Office and Administrative Assets, then the Purchaser shall pay the amount of those taxes, fees or charges to the Vendor, and the Vendor shall remit those amounts in the manner required by the Regulations.  If the amount of any tax, fee or charge is adjusted as a result of any audit or determination by any government authority then any increase or decrease and any related penalties and interest paid or received shall be paid by or received by the Purchaser. NEXEN’s GST number is 10076 9132 RT0001.

(f)            The Parties acknowledge and agree that:

(i)            the first fiscal period of the Partnership shall be determined in accordance with the Partnership Agreement by the Managing Partner of the Partnership to be May 31, 2005 (“First Fiscal Period”) and the Vendor shall prepare and file the Partnership tax information return and all elections in respect of the First Fiscal Period, and the partners of the Partnership as at May 31, 2005 shall pay and shall be liable for all income taxes related to the income of the Partnership and its partners related to the First Fiscal Period. Vendor shall:

A.            be liable to Purchaser and shall indemnify and save Purchaser harmless from and against all Losses and Liabilities suffered by Purchaser or the Partnership as a direct result of:

(1)           any matter or thing resulting from, attributable to or connected with any re-assessment or audit related to such First Fiscal Period and Vendor’s response thereto and handling thereof which are not included in the Adjusted Working Capital and Adjustment Report;

except:

(2)           as otherwise provided for in this Agreement; and

(3)           any Losses and Liabilities suffered by Purchaser or the Partnership resulting from, attributable to, connected with or a consequence of any action or transaction undertaken by Purchaser after the Closing Date with respect to the Partnership.

B.            for greater certainty, the Parties acknowledge that the Vendor has not in any way made any representation or warranty with respect to the amount, classification or value of any tax related amount, account or balance of the Partnership except as set forth in Clause 8(a)(xviii);

(ii)           the fair market value of the Tangibles of the Partnership was [***] as of December 31, 2004. Upon the initial filing of the Partnership tax information return for the First Fiscal Period, and in the event of any amendments to the Partnership tax information return for the First Fiscal Period or any reassessment by the Canada Revenue Agency or any decision or determination made by a court of competent jurisdiction that affects the actual amount of the Partnership’s total undepreciated capital cost, plus any Partnership expenditures that would be included in the Partnership’s undepreciated capital cost if the relevant equipment was available for use as of the end of the First Fiscal Period (“UCC”), the Purchase Price shall be adjusted to reflect the adjusted amount of the UCC in the case of the initial filing of the Partnership tax information return for the First Fiscal Period by subtracting [***] from the UCC, and the Purchase Price shall be subsequently adjusted for any subsequent events (including upon reassessment, audit, court or other decision or determination or settlement) to reflect the actual amount of the UCC by subtracting such UCC amount that was used for the determination of the preceding adjustment to the Purchase Price pursuant to this Clause 2(f)(ii) from the actual amount of the UCC, after adjustment, (each such difference being the “UCC Amount”). If the UCC Amount is a positive amount, such UCC Amount multiplied by [***] shall be credited to the account of Vendor and result in an increase in the Purchase Price. If such UCC Amount is a negative amount, such UCC Amount multiplied by [***] shall be credited to the account of the Purchaser and result in a decrease in the Purchase Price. Notwithstanding any other provision of this Agreement, the Purchaser shall not be entitled to any other remedy as a consequence of any reduction in the UCC balances of the Partnership after Closing other than as provided in this Clause 2(f)(ii), provided however, Purchaser shall have its remedies under this Agreement relating to a breach of Vendor’s representation and warranty provided in Clause 8(a)(xviii);

(iii)          the income or loss for income tax purposes, and all other amounts that are allocable for the purposes of the Tax Act, of the Partnership, determined pursuant to and in accordance with the Tax Act, for the fiscal period of the Partnership that ends on the Closing Date or that includes the Closing Date, but excludes the First Fiscal Period, (“Fiscal Period”) shall be allocated to the Purchaser (or its’ successors and assigns) in accordance with the Partnership Agreement and the Purchaser or its assigns shall, or shall cause the Partnership to, prepare and file all Partnership tax information returns and elections in respect of the Fiscal Period and the Purchaser or its assigns shall pay and shall be liable for all income taxes related to the income of the Partnership and its partners related to the Fiscal Period; and

(iv)          unless otherwise agreed, the Vendor shall be responsible for computations relating to the income or loss for tax purposes, and other amounts that are allocable for the purposes of the Tax Act, of the Partnership up to the Closing Date and the Purchaser shall be responsible for computing the income or loss for tax purposes of the Partnership, and other amounts that are allocable for the purposes of the Tax Act, from and after the Closing Date; and

the Parties acknowledge and agree to cooperate and execute, after the Closing Date all further tax returns, filings, elections and agreements required in respect of such computations relating to the income or loss for tax purposes, and all other amounts that are allocable for purposes of the Tax Act, of the Partnership and Subco, including as reasonably necessary for any related audit or appeals matters.

(g)           Any payment to be made pursuant to this Agreement by the Purchaser shall be made to the Vendor’s Bank Account in immediately available funds by electronic transfer in Dollars on the due date for payment. Receipt of such sums in the relevant bank account shall be an effective discharge of the obligation of the Purchaser to pay such sums to the Vendor.

(h)           Subject to Clause 15, NEXEN, for and on behalf of the Vendor, acknowledges receipt from the Purchaser, on the day of execution of this Agreement, of a deposit of Twenty Million Dollars ($20,000,000.00) (the “Deposit”), which shall be held in trust, in accordance with the terms and conditions of this Agreement, by Vendor in an interest bearing account.

If Closing occurs, the Vendor will apply the Deposit (without any adjustment for accrued interest thereon) as partial payment of the Purchase Price in accordance with Clause 2(b).

(i)            On Closing on the Closing Date, NEXEN shall pay to the Purchaser, as agent of the Partnership the Nexen Payables. Vendor and Purchaser acknowledge and agree that the Nexen Payables will be fully paid and settled by way of off set against the amount receivable by Vendor from Purchaser pursuant to Clause 2(b).

3.             ADJUSTMENTS

The Purchase Price shall be subject to the following adjustment procedure:

(a)           Prior to Closing, the Vendor shall undertake a review of the Partnership’s books and records for the purpose of preparing a report (“Adjustment Report”) which shall set forth all adjustments to the Purchase Price under this Agreement and specify the net amount payable under this Clause 3 as follows:

(i)            the gross revenue accruing, received or receivable by the Partnership in respect of the Assets after the Effective Date up to the Closing Date shall be credited to the account of the Purchaser and result in a decrease in the Purchase Price;

(ii)           the gross operating costs and all other costs including, without limitation, overhead and capital costs accruing, payable or paid by the Partnership in respect of the Assets after the Effective Date up to the Closing Date shall be credited to the account of the Vendor and result in an increase in the Purchase Price, provided however, all costs incurred in connection with work performed or goods and services provided in respect of the Assets and the Partnership will be deemed to have accrued as of the date the work was performed or the goods or services provided, regardless of the time those costs become payable;

(iii)          an amount equal to the interest which would have accrued on the Purchase Price payable on Closing, excluding the Deposit and the Nexen Payables, from and including the Effective Date to and including the Closing Date at the Prime Rate per annum shall be credited to the account of the Vendor and result in an increase in the Purchase Price;

(iv)          if the Adjusted Working Capital of the Partnership as of the Closing Date is a positive amount, such amount shall be credited to the account of Vendor and result in an increase in the Purchase Price, and if the Adjusted Working Capital as of the Closing Date is a negative amount, such amount shall be credited to the account of the Purchaser and result in a decrease in the Purchase Price;

(v)           for the purposes of determining the Adjusted Working Capital of the Partnership as of the Closing Date, all proceeds received by the Partnership less any related GST and PST collected as a result of the sale of all or a portion of the Assets to a Third Party as a result of the election by such Third Party of a Preferential Right (“ROFR Proceeds”) shall not be included in the Adjusted Working Capital of the Partnership, provided however, the Partnership, and not the current partners of the Partnership, shall retain the ROFR Proceeds whether actually received before or after Closing; and

(vi)          if: (A) the current assets, and all accounts receivable, including amounts accrued, held by Subco, if any; less, (B) current liabilities, and all accounts payable, including amounts accrued, by Subco, if any, of Subco determined in accordance with GAAP as of the Closing Date is: (C) a positive amount, such amount shall be credited to the account of Vendor and result in an increase in the Purchase Price; or (D) a negative amount,  such amount shall be credited to the account of the Purchaser and result in a decrease in the Purchase Price; provided however, any amounts received by Vendor on behalf of Subco and any amounts paid by Vendor on behalf of Subco will decrease or increase the Purchase Price respectively.

(b)           Subject to Clause 3(f), upon receipt of an Adjustment Report, the net amount payable set forth in the Adjustment Report shall be paid by the Party, within ten (10) Business Days following the issuance of the Adjustment Report, who in the net result is obligated to make payment to the other Party, pursuant to the terms and conditions of this Agreement, and such net amount shall result in an increase or decrease, as the case may be, in the Purchase Price as set forth in Clause 2(a). To the extent any Intercompany Receivables and Intercompany Payables have not been settled as of the date of receipt of the Adjustment Report, the Parties agree to settle such amounts within ten (10) Business Days of this date. Any amount owing hereunder that remains unpaid when due shall bear interest at the Prime Rate per annum until paid in full.

(c)           With respect to any audit which has been commenced, has been completed or notice of which has been received, within forty eight (48) months of the Closing Date, pertaining to any joint interest or unit operation relating to the Assets participated in by the Partnership, Subco or the Vendor or their Affiliates prior to the Effective Date (including but not limited to a royalty audit, joint venture audit or Thirteenth Month Adjustment), and the Partnership (or its assigns) becomes:

(i)            obligated to make any refund or other payment and the amount thereof is not reflected in the Adjustment Report, then the Vendor shall forthwith pay to the Purchaser the amount of each such refund or other payment; or

(ii)           entitled to receive any refund or other payment and the amount thereof is not reflected in the Adjustment Report, then the Purchaser shall forthwith pay to the Vendor the amount of each such refund or other payment;

and the amount of any such payment made shall be deemed to be an adjustment in the Purchase Price.

(d)           In the event the Parties are unable to agree upon the amount of any adjustment under this Clause 3, the matter may be referred to arbitration in accordance with the provisions of Clause 16, provided however, the amount in the Adjustment Report shall be payable in any event in accordance with Clause 3(b) and any arbitration award amending the Adjustment Report shall be deemed to be an amendment thereto.

(e)           The Purchaser and its nominees, at its sole cost, shall have the right to audit the books, records and accounts of the Vendor and the Partnership for the purposes of confirming the adjustments to the Purchase Price set forth in the Adjustment Report provided for in this Clause 3 at any time during regular business hours up to twelve (12) months following the Closing Date (“Audit”). Any disputes relating to an Audit shall be resolved by the agreement of the Parties, failing which the dispute shall be resolved in accordance with Clause 16.  Notwithstanding the foregoing audit period limitation, Purchaser’s audit rights under this Clause 3(e) shall be extended for the time period, and in respect of those books, records and accounts, as may be reasonably necessary to permit Purchaser to verify refunds or payments to be received or made by it pursuant to Clause 3(c).

(f)            For the purposes of this Clause 3 and the preparation of the Adjustment Report, the Vendor shall:

(i)            At least three (3) Business Days prior to the Closing Date prepare and deliver to the Purchaser an interim Adjustment Report which amounts will be used to adjust the Purchase Price for the purposes of settling amounts owing at Closing; and

(ii)           Within one hundred and eighty (180) days of the Closing Date prepare the final Adjustment Report provided that adjustments shall be permitted after this period if required for the purposes of Clause 3(c).

(g)           Notwithstanding anything to the contrary herein, the Vendor and the Purchaser acknowledge and agree that it is their intention not to double bill or account, adjust, credit or debit for the same item twice pursuant to the adjustments made herein. For greater certainty, one Party shall not receive the same amount twice or have to pay or account for the same item twice (i.e. there shall be no “double dipping”).

4.             CLOSING

(a)           Closing shall take place at the Place of Closing on the Closing Date unless otherwise agreed to by the Vendor and the Purchaser.

(b)           At Closing the Vendor shall deliver or cause to be delivered to the Purchaser or the Purchaser’s solicitors, the following documents, fully executed by Vendor, where applicable:

(i)            certificates representing the Securities, if required, accompanied by duly executed instruments of transfer, and any other documents necessary to transfer to the Purchaser good title to the Securities;

(ii)           original partnership and Subco minute books and within thirty (30) days of Closing, all environmental, health and safety files, Worker’s Compensation files;

(iii)          a registrable Notice of Amendment to Declarations of Partnership duly executed by the Vendors;

(iv)          the General Conveyance attached hereto as Schedule “L” duly executed by Vendor;

(v)           receipt for the Purchase Price;

(vi)          certified copies of resolutions of the boards of directors of Vendor, the Partnership and Subco which authorizes the execution and delivery of this Agreement and the completion of the sale of the Securities and the other transactions contemplated by this Agreement;

(vii)         officer’s certificate executed by Vendor in form attached as Schedule “K”;

(viii)        any waivers or exercises in respect of any of the Preferential Rights, received by the Vendor prior to Closing; and

(ix)          resignations and releases in favour of Subco from each of the directors and officers of Subco.

(c)           The Vendor and Purchaser acknowledge and agree that at Closing or as soon as reasonably possible thereafter, the Vendor shall deliver or cause to be delivered to the Purchaser or the Purchaser’s solicitors, the following documents, fully executed by the Vendor or Vendor’s Affiliates, where applicable:

(i)            such transfers, assignments, declarations of trust, novations and other instruments conveying the title to the Assets to the Partnership or the Purchaser’s nominee as may be reasonably required by the Purchaser, provided however, any Surface Rights covered under a “Master Agreement” or similar industry agreement shall not be conveyed; rather the Purchaser shall have sixty (60) days following the Closing Date in which to enter into a “Master Agreement” or similar industry agreement with the applicable Third Party covering such Surface Rights; and

(ii)           fully executed releases and discharges of any liens, charges or other encumbrances, other than the Permitted Encumbrances, whatsoever affecting the Assets or at Closing the Vendor shall provide a letter in form and content satisfactory to the Purchaser, acting reasonably, from each holder of such security stating that it has no interest in the Assets as security or otherwise howsoever and undertaking to cause to be discharged all encumbrances on the Assets to which such holder is entitled to the benefit.

(d)           The Vendor shall cooperate, both before and after Closing, with the Purchaser to secure execution of such documents by the Third Parties thereto other than the Vendor and Purchaser.

(e)           At Closing Vendor shall either provide copies of the documents included in Miscellaneous Interests or undertake to deliver copies of them within three (3) weeks following the Closing Date.

(f)            Unless otherwise agreed to by the Parties, within thirty (30) days following the Closing Date the Vendor, as agent of the Partnership, shall provide the Technical Information to the Purchaser.

5.             MAINTENANCE OF THE ASSETS

(a)           From the date hereof until the Closing Date (the “Interim Period”), the Vendor, as agent for the Partnership and its partners, will maintain the Assets in a proper and prudent manner in accordance with good oil field practice and the Regulations, with such consultation with the Purchaser as is prescribed in this Clause 5 or is otherwise reasonably appropriate in the circumstances. The Vendor, as agent for the Partnership and its partners, will comply with all of the Partnership’s obligations with respect to the Assets under the Title and Operating Agreements, will pay when due all expenses and other amounts payable in respect of the Assets during the Interim Period and will maintain any insurance it presently holds respecting the Assets until Closing. Unless otherwise specified herein, the Vendor, as agent for the Partnership and its partners, will not be required to obtain additional insurance respecting the Assets during the Interim Period, except to the extent such insurance is required to be maintained under the Regulations or the Title and Operating Documents. The Vendor, as agent for the Partnership and its partners, will remain the beneficiary under all such policies of insurance (subject to the insurance benefit contribution provisions of Clause 5(d)) and, unless otherwise agreed by the Parties, the Purchaser will not be entitled to any proceeds of settlement thereunder. The Vendor will promptly give notice, in reasonable detail, to the Purchaser upon the Vendor becoming aware of any damage to the Tangibles of the type contemplated in Clause 13(a)(vi).

(b)           Material Commitments during the Interim Period

(i)            During the Interim Period, the Vendor, as agent for the Partnership and its partners, will provide to the Purchaser copies of all AFEs, notices and mail ballots the Vendor, as agent of the Partnership and its partners, receives respecting the Assets, and will not, without the prior written consent of the Purchaser, which consent may not be unreasonably withheld or delayed:

A.            Assume any new obligation or commitment respecting the Assets, if the Partnership’s share of the associated expenditure is estimated to exceed $100,000.00, except: (i) for amounts that the Partnership is committed to expend or is deemed to authorize under the Title and Operating Documents without its specific authorization or approval; or (ii) to the extent that the Vendor, as agent for the Partnership and its partners, reasonably determines that those expenditures or actions are necessary for the protection or preservation of life and property, provided that the Vendor will promptly notify the Purchaser of any such expenditures or actions;

B.            Sell, transfer, or otherwise dispose of any of the Assets, except for: (i) sales of production of Petroleum Substances reasonably made by the Vendor, as agent for the Partnership and its partners, in the ordinary course of business under sales arrangements permitted herein; or, (ii) to the extent required to comply with any Preferential Rights after Closing in accordance with this Agreement; or, (iii) except in the ordinary course of business;

C.            Surrender or abandon any of the Assets;

D.            Subject to this Clause 5, amend any of the Title and Operating Documents (other than for processing of assignments by third parties in the ordinary course of business), terminate any of the Title and Operating Documents, enter into any new agreement respecting the Assets or vote on any mail ballot or other similar notice issued under the Title and Operating Documents except in the ordinary course of business;

E.            Subject to Clauses 5(a), 5(b)(i)(A) and 5(b)(ii), propose or initiate the exercise of any option arising as a result of the ownership of the Assets (including, without limitation, rights under area of mutual interest provisions and any right of first refusal) or propose or initiate any operations with respect to the Assets that have not been commenced or committed to by the Vendor, as agent for the Partnership and its partners, as of the Effective Date, if that exercise or option would result in an obligation of the Purchaser after the Effective Date or a material adverse effect on the value of the Assets;

F.             Other than for the Permitted Encumbrances, grant a security interest or any encumbrance with respect to any of the Assets;

G.            Subject to Clause 5(e), Vendor shall not and shall not allow the Partnership or Subco:

(1)           to incur, assume or otherwise become liable for any debts or charges to the Vendor, or any affiliate of the Vendor, except in the ordinary course of business;

(2)           to amalgamate with, merge into or otherwise consolidate with any other Person or acquire all or substantially all of the business or assets of any other Person;

(3)           make any change in the constating documents or by-laws of the Partnership or Subco including, without limitation, the Partnership Agreement;

(4)           issue any additional share of Subco or Partnership Interests in the Partnership;

(5)           make any distributions other than as set forth in this Agreement;

(6)           resign as operator or issue any notice in respect thereof; or

(7)           to hire any employees.

(ii)           If an operation or the exercise of any option respecting the Assets is proposed in circumstances which would require the written consent of the Purchaser under Clause 5(b)(i) (“Proposal”):

A.            The Vendor will promptly give notice of the Proposal to the Purchaser, including with that notice supporting information in reasonable detail;

B.            The Purchaser will advise the Vendor, by notice, not later than two (2) Business Days prior to the time the Vendor, as agent for the Partnership and its partners, is required to make its election for the Proposal, if the Purchaser wishes the Vendor, as agent for the Partnership and its partners, to exercise its rights on behalf of the Purchaser, provided that this period will be reduced to twelve (12) hours if the period within which the Partnership is required to reply by notice to the applicable third parties, is forty eight (48) hours or less and that failure to make an election within the applicable period will be deemed to be the Purchaser’s election not to participate in the Proposal;

C.            The Vendor will make the election authorized by the Purchaser for the Proposal within the period during which the Vendor, as agent for the Partnership and its partners, may respond to the Proposal;

D.            An election by the Purchaser not to participate in a Proposal will not result in any reduction of the Purchase Price if the Partnership’s interest therein is terminated or altered as a result of that election, and that termination or alteration will not constitute a Title Defect or a breach of the Vendor’s representations and warranties; and

E.            The Vendor may require the Purchaser to advance or otherwise secure any costs to be incurred by the Vendor, as agent for the Partnership and its partners, on behalf of the Purchaser under this Clause in such manner as may be reasonably appropriate in the circumstances.

(iii)          The Purchaser may not, without the written consent of the Vendor, request the Vendor, as agent for the Partnership and its partners, to propose the conduct of any operation respecting the Assets during the Interim Period, except to the extent provided in this Agreement.

(c)           Provided Closing occurs and insofar as the Vendor maintains the Assets and takes actions on behalf of the Partnership pursuant to this Agreement in compliance with the obligations under this Clause 5, the Vendor will be deemed to have been the agent of the Partnership and its partners hereunder. The Purchaser ratifies all actions taken, or refrained from being taken, by the Vendor, as agent for the Partnership and its partners, under this Clause 5 in that capacity, with the intention that all of those actions will be deemed to be those of the Purchaser, except to the extent that the Vendor’s, as agent for the Partnership and its partners, actions under this Clause 5 constitute gross negligence or willful misconduct.

(d)           Purchaser and the Partnership jointly and severally will:

(i)            be liable to Vendor for its Losses and Liabilities; and, in addition,

(ii)           indemnify and hold harmless the Vendor and each of its directors, officers, servants, agents and employees from and against all Losses and Liabilities;

incurred by Vendor as a result of Vendor acting as the agent of the Partnership and its partners pursuant to this Clause 5 including, without limitation, any and all Third Party costs incurred by Vendor, Vendor’s cost of insurance attributable to such activities (provided however, the Vendor shall cause any and all such insurance proceeds or rights thereto to be contributed to the Partnership and to be retained in the Partnership as of Closing Date such that the Partnership shall receive the benefit of all such insurance proceeds, provided further such insurance proceeds shall be excluded from the Adjusted Working Capital portion of the Adjustment Report), any claims of Third Parties, that portion of Vendor’s costs attributable to overhead associated with such activities, and any goods and services tax applicable thereto in accordance with the Excise Tax Act

(Canada) except any Losses and Liabilities of Vendor and each of its directors, officers, servants, agents and employees to the extent that the same were a direct result of the gross negligence or willful misconduct of the Vendor or an Affiliate of the Vendor. An act or omission will not be regarded as gross negligence or willful misconduct under this Clause 5 to the extent that it was done or omitted to be done in accordance with the Purchaser’s written instructions or written concurrence. The provisions of this Clause 5(d) shall survive Closing on the Closing Date for the benefit of the Vendor.

(e)           Notwithstanding anything contained in this Agreement, the Parties acknowledge and agree that the Vendor and its Affiliates, in their sole discretion, have or will enter into various agreements with the Partnership on or prior to the Closing Date as disclosed to Purchaser prior to the date of execution of this Agreement to effect or document the prior arrangements among Vendor and its Affiliates prior to the Closing date, and the Purchaser has been advised of the general nature of these transactions (collectively the “Permitted Transactions”).

(f)            Vendor jointly and severally will:

(i)            be liable to Purchaser for its Losses and Liabilities; and, in addition,

(ii)           indemnify and hold harmless the Purchaser and each of its directors, officers, servants, agents and employees from and against all Losses and Liabilities;

incurred by Purchaser as a direct result of the gross negligence or willful misconduct of the Vendor or an Affiliate of the Vendor while Vendor acted as the agent of the Partnership and its partners pursuant to this Clause 5. An act or omission will not be regarded as gross negligence or willful misconduct under this Clause 5 to the extent that it was done or omitted to be done in accordance with the Purchaser’s written instructions or written concurrence.

6.             TITLE AND ENVIRONMENTAL REVIEW

(a)           The Vendor, as agent for the Partnership, will, subject to the Regulations, the Title and Operating Documents and the terms and conditions of this Agreement, during the period following the execution of this Agreement until the Closing Date, if and so requested by the Purchaser:

(i)            make or cause to be made available for the review, during regular business hours, of the Purchaser, its employees and agents (subject to their being covered by a confidentiality agreement), the Vendor’s and the Partnership’s records, files and documents directly relating to the Assets, Office and Administrative Assets and the Securities, for the purpose of the Purchaser’s review of the title of the Vendor to the Securities and the Office and Administrative Assets and the Partnership’s title to the Assets, including, without limitation, the Title and Operating Documents and any and all records pertaining to operating revenues and expenses as are in the possession of the Vendor or which the Vendor is entitled and provide, if requested by the Purchaser, copies of same at Purchaser’s cost and expense;

(ii)           Subject to Clause 20, Purchaser, at its sole cost, risk and expense, may, upon prior notice to Vendor, inspect the Assets and conduct an environmental assessment of the Assets during regular business hours.  If Purchaser undertakes an environmental assessment, the scope of the proposed assessment, including testing protocols, must be acceptable to the Vendor, acting commercially reasonable, prior to the commencement of the proposed assessment.  If Purchaser takes samples from the Lands, Vendor shall require splitting of each sample and Purchaser shall deliver such split sample to Vendor.  Purchaser shall, at its sole cost, provide Vendor with copies of all draft and final reports, results, data and analyses of the site visit, inspections and assessments within five (5) Business Days of Purchaser’s receipt of them.  Notwithstanding anything contained herein, the provisions of this Clause 6(a)(ii) (including the application of Clause 20) shall survive Closing on the Closing Date for the benefit of the Vendor;

(b)           On or before July 27, 2005, the Purchaser shall give the Vendor written notice of all Title Defects and Environmental Defects which the Purchaser does not waive.  Such notice shall specify:

(i)            such Title Defects and Environmental Defects in reasonable detail;

(ii)           the Assets directly affected thereby (“Affected Assets”);

(iii)          in the case of Title Defects, the Purchaser’s bona fide estimate of the reduction in value of the Affected Assets, broken down on an asset by asset basis and a description on how such value was determined;

(iv)          in the case of Environmental Defects, the Purchaser’s bona fide estimate of the aggregate cost of any required remediation broken down on an itemized and site by site basis; and

(v)           the Purchaser’s requirements for the remedying thereof.

Notwithstanding the foregoing, the Purchaser shall keep the Vendor informed on a regular basis as to any Title Defects and Environmental Defects it discovers.

(c)           If the Vendor receives a notice pursuant to Clause 6(b), on or before August 3, 2005, the Vendor shall provide notice to the Purchaser as to whether it agrees with:

(i)            The existence of one or more Title defects and Environmental Defects; and

(ii)           The Purchaser’s estimate of the reduction in the value of the Affected Assets affected by such Title Defects and the Purchaser’s estimated cost of any required remediation for such Environmental Defects, as applicable, and if it does not agree, its reasons regarding: (A) the non-existence of one or more Title Defects and Environmental Defects; and (B) the Purchaser’s estimate of the reduction in value of the Affected Assets affected by the Title Defects or its estimated aggregate cost of remediating such Environmental Defects, as applicable.

(d)           Prior to the Closing Date, the Vendor shall diligently make reasonable efforts within its control to cure or remove all Title Defects identified in the notice pursuant to Clause 6(b).  In the event that all such Title Defects identified in the notice pursuant to Clause 6(b) have not been cured or removed within three (3) Business Days before the Closing Date (“Uncured Title Defects”), then, unless otherwise agreed to by the Parties:

(i)            If the cumulative amount by which the value of the Affected Assets has been reduced as a result of the Uncured Title Defects is less then [***] of the Purchase Price, the Purchaser shall complete the purchase of the Securities and Office and Administrative Assets without adjustment to the Purchase Price on account of such Uncured Title Defects; or

(ii)           If the cumulative amount by which the value of the Affected Assets has been reduced as a result of the Uncured Title Defects is equal to or greater than [***] of the Purchase Price, the Vendor or the Purchaser may elect to terminate this Agreement in its entirety by written notice to the other Parties no later than two (2) Business Days before the Closing Date.

Failure by the Purchaser to elect to terminate this Agreement within the time periods as aforesaid, will be deemed to be an election under Clause 6(d)(i).

(e)           If the Vendor delivers a notice regarding Title Defects, identified in the notice pursuant to Clause 6(b), pursuant to Clause 6(c) disagreeing with the Purchaser, then the Vendor and the Purchaser shall meet and use reasonable efforts to agree on the validity of such Title Defect and the amount by which the value of any Affected Assets has been reduced.  In determining any reduction in value of the Affected Assets and corresponding reduction in the Purchase Price, it is the intent of the Parties to include, when possible, only that portion of the Assets adversely affected by the Uncured Title Defect.  If the Parties cannot mutually agree on the adjustment to the Purchase Price for an Uncured Title Defect, then within two (2) Business Days of notice of disagreement being given by the Vendor to the Purchaser pursuant to Clause 6(c), each Party shall submit the determination of the reduction in the value of the Assets adversely affected by the Uncured Title Defects (which, in the case of the Purchaser, need not be, but may not be higher than, the reduction in values of such Affected Assets set forth in its notice delivered in accordance with Clause 6(b) or which, in the case of the Vendor, need not be, but may not be lower than, the reduction in values of such Affected Assets set forth in its notice delivered in accordance with Clause 6(c)), together with a written statement as to how such reduction in values was determined, to the Title Evaluator, together with written instructions that:

(i)            the Title Evaluator, to the extent that it may be necessary, may engage an independent petroleum engineer to advise the Title Evaluator on the value of an Uncured Title Defect;

(ii)           the Title Evaluator, in accordance with good legal, engineering and evaluation practices, shall determine the validity of the Uncured Title Defect and shall select a value for each of the Affected Assets from and based only upon the written statements and values submitted by the Parties to the Title Evaluator, provided that the Title Evaluator must select either the Purchaser’s or the Vendor’s proposed value and shall not be entitled to propose a compromise settlement; and

(iii)          such evaluation and selection must be completed within two (2) Business Days from the date of submission.

The fees and other costs to be paid to the Title Evaluator in respect to the services performed by it shall be paid in equal shares by the Vendor and the Purchaser.  If a Party fails to provide a written statement of reduction in value to the Title Evaluator together with its written instructions as set out herein, then the Title Evaluator shall select the other Party’s determination of reduction in value and the transaction shall proceed.

(f)            Prior to the Closing Date, the Vendor may diligently make all reasonable efforts within its control to cure or remove all Environmental Defects identified in the notice pursuant to Clause 6(b).  In the event that all Environmental Defects identified in the notice pursuant to Clause 6(b) have not be cured or removed within three (3) Business Days before the Closing Date (“Uncured Environmental Defects”), then, unless otherwise agreed to by the Parties:

(i)            if the cumulative amount of the estimated costs to remedy such Uncured Environmental Defects is less than or equal to [***] of the Purchase Price, the Purchaser shall complete the purchase of the Securities and Office and Administrative Assets without adjustments to the Purchase Price on account of such Uncured Environmental Defects; or

(ii)           if the cumulative amount by which the estimated costs to remediate such Uncured Environmental Defects is equal to or greater than [***] of the Purchase Price, the Vendor or the Purchaser may elect to terminate this Agreement in its entirety by written notice to the other Parties no later than two (2) Business Days prior to the Closing Date.

Failure by the Purchaser to elect to terminate this Agreement within the time periods as aforesaid, will be deemed to be an election under Clause 6(f)(i).

(g)           If the Vendor delivers a notice regarding Environmental Defects, identified in the notice pursuant to Clause 6(b), pursuant to Clause 6(c) disagreeing with the Purchaser, then for the purposes of the determination of the costs to remediate any Environmental Defects for the purposes of Clause 6(f), the Vendor and the Purchaser shall meet and use reasonable efforts to agree on the validity of the Environmental Defect and the amount by which the value of any Affected Assets has been reduced.  If the Parties cannot mutually agree on the adjustment to the Purchase Price for an Uncured Environmental Defect, then within two (2) Business Days of notice of disagreement being given by the Vendor to the Purchaser pursuant to Clause 6(c), each Party shall submit the determination of the costs (which, in the case of the Purchaser may not be higher than, the costs set forth in its notice delivered in accordance with Clause 6(b) or which, in the case of the Vendor, may not be lower than, the costs set forth in its notice delivered in accordance with Clause 6(c)) to remediate the Uncured Environmental Defects, together with a written statement as to how such costs were determined, to the Environmental Evaluator with written instructions that:

(i)            the Environmental Evaluator, in accordance with good environmental assessment practices, shall determine the validity of the Environmental Defect and shall select a cost to remediate each Uncured Environmental Defect, from and based only upon the written statements and costs submitted by the Parties to the Environmental Evaluator, provided that the Environmental Evaluator must select either the Purchaser’s or the Vendor’s proposed costs to remediate and shall not be entitled to propose a compromise settlement; and

(ii)           such evaluation and selection must be completed within two (2) Business Days from the date of submission.

The fees and other costs to be paid to the Environmental Evaluator in respect of the services performed by it shall be paid in equal shares by the Vendor and the Purchaser.  If a Party fails to give its written statement of proposed costs to remediate to the Environmental Evaluator together with written instructions as set out herein, then the Environmental Evaluator shall select the other Party’s proposed costs to cure and the transaction shall proceed.

(h)           To the extent that a dispute arises pursuant to Clauses 6(e) or 6(g), the Closing shall be postponed until two (2) Business Days after such matters have been resolved in accordance with Clauses 6(e) and 6(g).

7.             THIRD PARTY RIGHTS AND CONSENTS

(a)           Prior to and following Closing, at the request of the Purchaser, Vendor shall use reasonable efforts to obtain and deliver to the Purchaser all consents, permissions and approvals by Third Parties and governmental and regulatory authorities, which the Purchaser has (acting reasonably and in good faith) identified as reasonably necessary and applicable in connection with the transaction herein provided for.

(b)           Within one (1) Business Day following the execution of this Agreement by the Parties, the Vendor shall advise the Purchaser which of the Assets that the Vendor is aware are subject to Preferential Rights.  On or before July 18, 2005, the Purchaser shall advise the Vendor in writing of its bona fide allocations of value for such affected Assets.  Provided that the Vendor is satisfied that such allocations are bona fide and reasonable, the Vendor shall comply with the applicable provisions of such Preferential Rights and shall, on or before July 22, 2005, serve notices to the Third Parties (and Purchaser if applicable) holding such Preferential Rights, such notices to be in a form acceptable to the Purchaser acting reasonably, using the bona fide allocations of the Purchaser.  All such notices shall include a request for a waiver of the Preferential Rights held. In the event the Vendor is not satisfied that the allocations of value made by the Purchaser are bona fide and reasonable, the Vendor and Purchaser shall forthwith meet in good faith to discuss the issue. If, after such a meeting, the Vendor and Purchaser are not able to agree upon the value of Assets affected by Preferential Rights, either the Vendor or the Purchaser may, at its option, submit the determination of such matter to arbitration pursuant to and in accordance with Clause 16.

(c)           The Vendor shall notify the Purchaser in writing forthwith upon the exercise or waiver, on or before the Closing Date, if any, of any Preferential Rights held by a Third Party, provided however, the Parties acknowledge that the time period in which Third Parties may elect to exercise certain Preferential Rights may not expire until after the Closing Date.  The following shall apply with respect to Preferential Rights:

(i)            Notwithstanding the exercise of a Preferential Right prior to the Closing Date, the Parties shall proceed with Closing on the Closing Date and the definition of the Assets shall not be amended as a result of the exercise of any Preferential Right;

(ii)           after Closing on the Closing Date, the Purchaser, as agent for the Partnership, shall cause the Partnership to forthwith assign and convey such Assets in which a Preferential Right has been exercised (whether by notice received before or after the Closing Date), utilizing the values determined in accordance with Clause 7(b), to such Third Party and the cash proceeds shall be received and retained by the Partnership after Closing; and

(iii)          the Purchase Price payable by the Purchaser to the Vendor, pursuant to and in accordance with the terms and conditions of this Agreement, shall not be adjusted for any Assets assigned and conveyed to a Third Party pursuant to the exercise of any Preferential Right (whether by notice received before or after the Closing Date).

(d)           In the event the value of the Assets subject to Preferential Rights which have been exercised or for which material consent has not been received seven (7) Business Days prior to the Closing Date exceeds [***] of the Purchase Price, then the Purchaser may terminate this Agreement by written notice to the Vendor.  In the event that Purchaser does not provide such notice to terminate this Agreement on or before five (5) Business Days prior to the Closing Date, the Purchaser shall be deemed to have waived its right to terminate this Agreement and shall proceed with Closing on the Closing Date without any adjustment to the Assets and the Purchase Price.  In the event that the Purchaser has elected to terminate this Agreement as provided herein, Clause 14 shall apply.

(e)           Notwithstanding anything contained herein, Purchaser and the Partnership jointly and severally will:

(i)            be liable to the Vendor for its Losses and Liabilities; and, in addition,

(ii)           indemnify and hold harmless the Vendor and each of its directors, officers, servants, agents and employees from and against all Losses and Liabilities;

incurred by Vendor as a result of or in any way relating to any Preferential Right including, without limitation, the failure of the Purchaser, as agent for the Partnership, to subsequently convey any Assets subject to Preferential Rights to any Third Party in accordance with Clause 7(c)(ii) and all third party costs incurred by Vendor, Vendor’s cost of insurance attributable to such activities, any claims of Third Parties, that portion of Vendor’s costs attributable to overhead associated with such activities, and any goods and services tax applicable thereto in accordance with the Excise Tax Act (Canada). The provisions of this Clause 7 shall survive the Closing Date for the benefit of the Vendor.

8.             VENDOR’S REPRESENTATIONS

(a)           The Vendor hereby represents, warrants and covenants to and with the Purchaser [***] or as otherwise disclosed to the Purchaser hereunder that:

(i)            the Vendor and Subco are, and at the Closing Date shall continue to be corporations duly organized, validly existing and in good standing under the laws of their jurisdiction of incorporation and the laws of those jurisdictions in which the Vendor and Subco are required to be registered in order to give effect to this Agreement;

(ii)           the Vendor has all requisite power and authority to enter into this Agreement and to perform the Vendor’s obligations under this Agreement;

(iii)          the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered hereunder and the consummation of the transactions contemplated herein will not violate, nor be in conflict with, the constating documents or bylaws of the Vendor, Subco or the Partnership, or any provision of any agreement or instrument to which the Vendor, Subco or the Partnership is a party or is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Vendor, Subco or the Partnership;

(iv)          this Agreement has been duly executed and delivered by the Vendor and all documents required hereunder to be executed and delivered by the Vendor shall have been duly executed and delivered and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Vendor enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other laws affecting creditors’ rights generally, and the discretionary nature of equitable remedies and defenses;

(v)           the Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of this transaction for which the Purchaser shall have any obligation or liability and Vendor’s transaction costs, including legal fees and broker’s fees, if any, shall not be bourn by the Partnership or the Purchaser;

(vi)          at the Closing Date the Vendor will be the beneficial owner of all of the Securities and Office and Administrative Assets and has good title to the same, free and clear of all security interests, equities, claims, options or other encumbrances or voting trusts, proxies or other interests of any nature whatsoever except those in favor of the Purchaser;

(vii)         the Partnership is, and at the Closing Date shall continue to be, a general partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of registration and the laws of those jurisdictions in which the Partnership is required to be registered in order to give effect to this Agreement and NEXEN is the managing partner of the Partnership in accordance with the Partnership Agreement;

(viii)        the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered hereunder and the consummation of the transactions contemplated herein will not violate, nor be in conflict with, the Partnership Agreement or any provision of any agreement or instrument to which the Partnership is a party or is bound, or any Regulation applicable to the Partnership;

(ix)          the Partnership and Subco have no subsidiaries;

(x)            the Purchaser has been provided a true, correct and complete copy of the Partnership Agreement, together with all amendments thereto, of the Partnership and no resolutions have been proposed or passed to further amend the foregoing;

(xi)          there are no employees with outstanding contracts with Subco or the Partnership or any other employment liabilities;

(xii)         as of the Closing Date the only partners in the Partnership will be NEXEN and Subco, and the Partnership Interests of the Partnership on the Closing Date will be held as follows: NEXEN – 99.9% and Subco – .1%;

(xiii)        other than Preferential Rights and the Purchaser’s rights as provided in this Agreement, there are no outstanding options, calls or rights of any kind relating to or providing for the purchase, delivery or transfer of any Securities or any of the Partnership’s interest in the Assets;

(xiv)        there is no Subco debt except for the Subco liabilities referred to in Clause 3(a)(vi) and there is no partnership debt of the Partnership except for the Current Liabilities and the Nexen Receivables, and the collective total of the Subco debt and the Current Liabilities is and will be less than the Purchase Price to be paid at Closing;

(xv)         the Partnership is a Canadian Partnership with the meaning of that term as defined in the Income Tax Act (Canada);

(xvi)        the Partnership is duly registered with the Canada Revenue Agency and its GST registration number is 85949 0377 RT0001;

(xvii)       the Partnership and Subco have filed on or prior to the Closing Date, or will file after the Closing Date, at Vendor’s sole cost, all tax returns required to be filed on or prior to the Closing Date with respect to any tax for any period ending before the Closing Date;

(xviii)      the Vendor will take all reasonable actions within its control to ensure that the Partnership’s undepreciated capital cost of all classes of depreciable property, within the meaning as defined in the Tax Act plus any Partnership expenditures that would be included in the Partnership’s undepreciated capital cost if the relevant equipment was available for use, was [***] as of May 31, 2005, before considering Preferential Rights proceeds, if any;

(xix)         Subco and the Partnership have not provided any waivers to Canada Revenue Agency or any other taxing authority for any reason;

(xx)          no deficiency for any tax has been proposed, asserted or assessed against Subco or the Partnership and there are not outstanding tax disputes, audits, proposed adjustments, notices of objection or other appeals against Subco, or against the Partnership other than those disclosed to Purchaser in writing prior to the Closing Date;

(xxi)         the Vendor and Subco are residents of Canada and are not non-residents of Canada for the purposes of the Income Tax Act (Canada);

(xxii)        all taxes and other assessments and levies which Subco and the Partnership are required to withhold or collect have been (and will be up to the Closing Date) duly withheld and collected and paid over to the proper government authorities;

(xxiii)       the Vendor does not warrant the Partnership’s title to the Assets but does represent and warrant that to its knowledge and its Affiliates knowledge it or any of its Affiliates and Subco and the Partnership have done no act or thing, or are aware of no act or thing having been done, whereby any of the Partnership’s interest in and to the Assets may be cancelled or terminated, nor has it or its Affiliates, the Partnership or Subco encumbered or alienated the Assets or any interest therein (except for the Permitted Encumbrances), and to its and its Affiliates knowledge the Assets are now and will be at the Closing Date free and clear of all liens, encumbrances, adverse claims, demands and royalties granted by Partnership, Subco or Vendor and its Affiliates, except for the Permitted Encumbrances or as expressly set forth in a Schedule attached hereto, in the Data Room Materials or as otherwise disclosed in writing by the Vendor to the Purchaser prior to the Closing Date;

(xxiv)       it is not nor are any of its Affiliates aware of, and has not received:

A.            any order or directive which relates to Environmental Defects, and which requires any work, repairs, construction, or capital expenditures, with respect to the Assets; or

B.            any demand or notice with respect to the breach of any environmental health, or safety law applicable to the Assets, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

except as has been disclosed specifically in writing to the Purchaser prior to the Closing Date or in the Data Room Materials;

(xxv)       subject at all times to the Vendor’s other representations and warranties made under this Agreement, the Permitted Encumbrances, Title Defects waived by the Purchaser under this Agreement and the satisfaction of the obligations required to maintain the Leases in good standing by the applicable lessees, the Partnership may (upon Closing) enter into and upon, hold and enjoy the Assets for the residue of their respective terms and all renewals or extensions thereof for the Partnership’s own use and benefit without any lawful interruption of or by the Vendor or any other person whomsoever claiming or to claim by, through or under the Vendor;

(xxvi)      there are no outstanding authorizations for expenditures, unit budgets and mail ballots, pursuant to which expenditures will or may be made in respect of the Assets, nor are there any other financial commitments which are outstanding or due or which hereafter may become due in respect of the Assets or operations in respect thereof, except those set out in Schedule “E” and those which have been approved or deemed approved by Purchaser, the Partnership or the Vendor and Subco pursuant to Clause 5 of this Agreement;

(xxvii)     the Vendor, its Affiliates, the Partnership and Subco have not received notice of default relating to the Assets or any of them, and to the Vendor’s knowledge all relevant deposits, rentals and royalties have been paid within the applicable time limits and in accordance with the applicable Regulations and Title and Operating Documents, and all obligations and covenants required to keep the Leases in full force and effect have been performed and observed except as has been disclosed specifically in writing to the Purchaser prior to the Closing Date or in the Data Room Materials;

(xxviii)    to the Vendor’s knowledge all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of Petroleum Substances or the receipt of proceeds therefrom payable in respect of the Assets up to the Closing Date (including all prior years) have been properly and fully paid and discharged and there are no unpaid taxes and assessments which are or could result in a lien or charge on the Assets;

(xxix)       none of the Vendor, its Affiliates, the Partnership nor Subco is a party to any action, suit or other legal, administrative or arbitration proceeding or government investigation, actual or to any of their respective knowledge threatened, which might reasonably be expected to result in impairment or loss of Vendor’s title to the Securities or of the Partnership’s interest in the Assets or any part thereof except as set forth in Schedule “H”;

(xxx)        to the Vendor’s and its Affiliates knowledge, the Wells have been drilled and, if completed, completed and operated and, if abandoned, have been abandoned, all in accordance with good oil and gas field practices and in compliance with all applicable Regulations and in accordance with the terms and conditions of all agreements relative thereto and to the Vendor’s knowledge the Tangibles have been constructed, installed and maintained in accordance with good oil and gas field practices and are in good operating condition, subject to reasonable wear and tear;

(xxxi)       the Vendor, its Affiliates, Subco or the Partnership have not received notice of and are not otherwise aware of any change or proposed change in the production allowables for any of the Wells producing Petroleum Substances or any other wells from which production of Petroleum Substances is allocated to the Lands;

(xxxii)      to the Vendor’s knowledge it has made available to the Purchaser all information within its possession, and has not knowingly withheld any such information from Purchaser, relevant to Environmental Defects; and

(xxxiii)     except for the agreements set forth in Schedule “E”, the Vendor, its Affiliates and the Partnership and Subco are not obligated or bound by any contracts or agreements for:

A.            the sale or delivery of Petroleum Substances allocable to the Petroleum and Natural Gas Rights that cannot be terminated on notice of thirty one (31) days or less without penalty;

B.            gas balancing or similar provision;

C.            the sale or delivery of Petroleum Substances allocable to any of the Petroleum and Natural Gas Rights without in due course receiving or being entitled to retain full payment therefor at the full price which would otherwise be applicable thereunder; or

D.            the delivery of gas or the reimbursement to any person of an amount on account of payments previously made in respect of quantities of Petroleum Substances which were not previously delivered;

(xxxiv)     from the Effective Date to the Closing Date:  (i) the only activities or business of the Partnership and Subco has been, and will be, the business conducted by it with respect to the Assets and no other activities, other than those described in 5(e) that are conducted by it in connection with the Permitted Transactions; and (ii) such activities and business, as the case may be, of the Partnership or Subco will have been carried on in the ordinary course and in accordance with the terms of this Agreement;

(xxxv)      no material tangible depreciable property that would otherwise form part of the Tangibles has been removed from its location since the Effective Date, nor have Vendors or Vendors’ Affiliates or the Partnership alienated or encumbered any such tangible property;

(xxxvi)     the authorized capital of Subco consists of an unlimited number of Class A common shares and an unlimited number of Class B preferred shares without nominal or par value;

(xxxvii)       other than Nexen Petroleum Canada, CNYL, NEXEN and Subco there have been no other partners in the Partnership since its formation;

(xxxviii)      Subco’s minute book that was made available to the Purchaser, has been maintained in accordance with good business practices and contains complete and true copies of Subco’s by-laws and other constitutional documents (including all amendments thereto) and all resolutions of the shareholders and directors of Subco (including committees thereof) and the registers of shareholders, share transfers and directors are complete and accurate;

(xxxix)         the Partnership’s minute book that was made available to the Purchaser, has been maintained in accordance with good business practices and contains complete and true copies of its Partnership Agreement (including all amendments thereto) and all resolutions of the its partners (including committees thereof) and the register of partners and partnership interest transfers contained therein are complete and accurate;

(xl)              the CNYL Subco Shares have been duly issued and are fully paid and non-assessable shares in the capital of Subco;

(xli)             other than the requirement to obtain approval of Subco’s board of directors, there are no contractual restrictions binding on CNYL or Subco that could affect the transfer of the CNYL Subco Shares to the Purchaser pursuant hereto;

(xlii)            there is no contract, option or other right binding on, or which at any time in the future may become binding on Vendor or its Affiliates to (i) allot or issue any of the unissued shares of Subco or (ii) create any additional class of shares of Subco;

(xliii)           there is no contract, option or other right binding on, or which at any time in the future may become binding on, Vendor, it Affiliates or the Partnership to (i) issue any partnership interest in the Partnership or (ii) admit any Person as a partner of the Partnership, except this Agreement;

(xliv)           prior to December 20, 2004, neither Subco nor the Partnership carried on or conducted any business or owned any assets, properties, rights or interests;

(xlv)            subject to the transactions referred to in Clause 5(e), since December 20, 2004, (i) the only activities of Subco have been its incorporation and acquisition and ownership of its Partnership Interest, (ii) the only activities or business of the Partnership has been the business conducted by it with the Assets (and no other assets), and (iii) the activities and business, as the case may be, of Subco and the Partnership have been carried on in the ordinary course;

(xlvi)           except as provided for in clause 5(e), since May 31, 2005, neither the Partnership nor Subco has declared, paid, made or agreed to pay or make any distributions which will have effect on or after the Effective Date;

(xlvii)          subject to the transactions referred to in Clause 5(e), neither Subco nor the Partnership is a party to or bound by any agreement of any nature to acquire any shares of any corporation, partnership interests in any partnerships or any other equity interests or to merge or consolidate with any other entity, to sell or acquire any assets or to acquire, capitalize or invest in any business;

(xlviii)         no Person now holds, or at the Closing Date will hold, any power of attorney from the Partnership or Subco except as has been disclosed specifically in writing to the Purchaser prior to the Closing Date;

(xlix)           Subject to Clause 5(e) and 11(f), neither the Partnership nor Subco has guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any Person except in the ordinary course of the oil and gas business pursuant to the Title and Operating Documents and/or the Partnership Agreement;

(l)                there exists no shareholder or other agreement which affects the transferability of the CNYL Subco Shares and none of the Partnership, Subco or the Vendor is a party to any voting trust agreement, unanimous shareholder agreement, “share pooling agreement”, or other contract, agreement, commitment, plan, or understanding restricting or otherwise relating to voting or dividend rights with respect to the Securities;

(li)               except as set forth in the Schedule “A”, to the knowledge of Vendor, there are no area of mutual interest or area of exclusion provisions applicable to and binding upon the Assets, Subco or the Partnership;

(lii)              except as set forth in Schedule “D”, as of the date hereof, no joint venture audits have been commenced pursuant to the Title and Operating Documents which could reasonably be expected to result in a payment by NEXEN, the Partnership, Subco or any of their Affiliates in excess of $100,000 in respect of those Assets currently operated by the Partnership, NEXEN or any of their Affiliates or, to Vendor’s knowledge, in respect of those Assets not operated by the Partnership, NEXEN or any of their Affiliates;

(liii)             other than as set forth in Schedule “A”, to Vendor’s knowledge, there are no Preferential Rights by which the Partnership, Subco, Vendor or any Affiliate thereof is bound with respect to the Assets;

(liv)            the Vendor is in compliance with all the Regulations respecting employment and employment practices;

(lv)             there is no labour disturbance, strike, dispute, slowdown or stoppage actually pending or involving or, to the knowledge of the Vendor, threatened against the Vendor;

(lvi)            to Vendor’s knowledge, Vendor is not the subject of any threatened or apparent union organizing activities involving any of the Field Employees; and

(lvii)           no collective agreement is currently being negotiated by the Vendor with respect to the Field Employees and there are no collective agreements in force with respect to the Field Employees.

(b)           The Vendor makes no representations, warranties or covenants to the Purchaser except those enumerated in Subclause 8(a). Vendor disclaims any liability and responsibility for any representation or warranty which may have been made or alleged to have been made and which is contained in any instrument or document relative hereto or to the transactions herein provided for, or contained in any statement or information made or communicated (orally or in writing) to Purchaser including, without limitation of the generality of the foregoing, any opinion, information or advice which may have been provided to Purchaser by any officer, partner, shareholder, director, employee, agent, consultant or representative of Vendor. Except and to the extent provided in Subclause 8(a), the Vendor does not warrant the Partnership’s title to the Assets, the Vendor’s title to the Securities or the Vendor’s title to the Office and Administrative Assets or make representations, warranties or covenants with respect to:

(i)            the quantity, quality or recoverability of Petroleum Substances respecting the Lands;

(ii)           any information or data supplied by Vendor pursuant hereto;

(iii)          any estimates of the value of the Securities, Office and Administrative Assets or the Assets or the revenues applicable to future production from the Lands;

(iv)          any engineering, geological or other interpretations or economic evaluations respecting the Assets;

(v)           the rates of production of Petroleum Substances from the Lands;

(vi)          the quality, condition or serviceability of the Assets and the Office and Administrative Assets;

(vii)         the fitness or suitability of the Assets for any purpose or the merchantability of the Assets and the Office and Administrative Assets; or

(viii)        the ability or assurance that the Partnership will continue to serve as operator of the Assets after Closing or that the Purchaser will be able to assume and/or serve as operator of any of the Assets.

Without restricting the generality of the foregoing, the Purchaser acknowledges that it has made its own independent investigation, analysis, evaluation and inspection of the Vendor’s interest in and to the Securities and Office and Administrative Assets and the Partnership’s interest in and to the Assets and the state and condition thereof and that it has relied solely on such investigation, analysis, evaluation and inspection as to its assessment of the condition, quantum and value of the Securities, Office and Administrative Assets and the Assets.

(c)           Except with respect to the representations, warranties and covenants in Subclause 8(a) or in the event of fraud, the Purchaser forever releases and discharges the Vendor, its Affiliates and its directors, officers, servants, agents and employees from any claims and all liability to the Purchaser or the Purchaser’s assigns and successors, as a result of, the use of, or reliance upon advice, information or materials pertaining to the Securities, Office and Administrative Assets or the Assets which were delivered or made available to the Purchaser by the Vendor, its Affiliates or its directors, officers, servants, agents or employees prior to or pursuant to this Agreement, including, without limitation, any evaluations, projections, reports and interpretive or non-factual materials prepared by or for the Vendor, or otherwise in the Vendor’s possession.

9.             PURCHASER’S REPRESENTATIONS

(a)           The Purchaser hereby represents, warrants and covenants to and with the Vendor that:

(i)            the Purchaser is, and at the Closing Date shall continue to be, a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and the laws of those jurisdictions in which it is required to be registered in order to give effect to this Agreement;

(ii)           the Purchaser has all requisite power and authority to enter into this Agreement and to purchase and pay for the Securities and Office and Administrative Assets on the terms described herein and to perform its other obligations under this Agreement and has taken all corporate action necessary to authorize the execution, delivery and performance of this Agreement and the purchase of the Securities and Office and Administrative Assets in accordance with this Agreement;

(iii)          the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered hereunder and the consummation of the transactions contemplated herein will not violate, nor be in conflict with, the constating documents or bylaws of the Purchaser, or any provision of any agreement or instrument to which the Purchaser is a party or is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Purchaser;

(iv)          this Agreement has been duly executed and delivered by the Purchaser and all documents required hereunder to be executed and delivered by the Purchaser shall have been duly executed and delivered and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Purchaser enforceable in accordance with their respective terms;

(v)           the Purchaser has not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of this transaction for which the Vendor shall have any obligation or liability;

(vi)          the Purchaser shall comply with the provisions of the Investment Canada Act (Canada) and the Competition Act (Canada), if applicable;

(vii)         there are no necessary regulatory approvals or rulings required to be obtained by the Purchaser to permit the transactions contemplated herein to be completed except approvals and rulings, if any, under the Competition Act (Canada);

(viii)        the Purchaser shall comply with all applicable statutes, laws and Regulations required for the approval of all Well license transfers from the Vendor and/or the Partnership to the Purchaser; and

(ix)           The Purchaser is acquiring the Securities and Office and Administrative Assets as principal and not as agent.

10.           NO MERGER AND SURVIVAL

(a)           The covenants, representations and warranties set forth in Clauses 8 and 9 shall be deemed to apply to all assignments, conveyances, transfers and documents conveying any of the Securities and the Assets, if applicable, and Office and Administrative Assets from the Vendor to the Purchaser and/or the Partnership and there shall not be any merger of any covenant, representation or warranty in such assignments, transfers or documents notwithstanding any rule of law, equity or statute to the contrary and all such rules are hereby waived.

(b)           Notwithstanding anything to the contrary herein expressed or implied but subject to Clause 11(d), it is expressly agreed and understood that the covenants, representations and warranties set forth in Clauses 8 and 9 are true on the date hereof and shall be repeated at the Closing Date as being true in all material respects at the Closing Date and, notwithstanding the Closing or deliveries of covenants, representations and warranties in any other agreements at Closing or prior or subsequent thereto or investigations by the Parties or their counsel, the covenants, representations and warranties set forth in Clauses 8 and 9 shall survive Closing for the benefit of the Parties for a period equal to the applicable Claims Period, PROVIDED HOWEVER, no claim or action shall be commenced with respect to a breach of any such representation, warranty or covenant, unless, within such applicable Claims Period, written notice specifying such breach in reasonable detail has been provided to the Party which made such representation, warranty or covenant.

(c)           A Party hereto shall have no remedy or cause of action for a misstatement or inaccuracy of a representation or warranty for any circumstances, matter or thing actually known to the Party, or any employee, agent, consultant or representative thereof, as at the Closing date.

(d)           The representations and warranties set forth in Clauses 8 and 9 are made for the exclusive benefit of the Purchaser and the Vendor, as the case may be, and may not be the subject of any rights of subrogation in favor of any other person. No Party may transfer such representations and warranties without the written consent of the Party providing the representation and/or warranty.

11.           INDEMNITIES

(a)           Subject to Clauses 2(f), 5 and 11 herein (including, without limitation, Clauses 11(c) and 11(d)) and provided that Closing has occurred, the Vendor shall:

(i)            be liable to the Purchaser for its Losses and Liabilities; and, in addition

(ii)           indemnify and hold harmless the Purchaser and each of its directors, officers, servants, agents and employees from and against all Losses and Liabilities;

as a direct result of: (A) any act, omission, circumstance or other matter or thing arising out of, resulting from, attributable to or connected with Vendor’s breach of any of the representations and warranties of the Vendor under this Agreement; and (B) any amounts payable by Subco in respect of the income or loss for income tax purposes of Subco, pursuant to and in accordance with the Tax Act, for any taxation year of Subco that ends prior to the Closing Date except for any current liabilities of Subco which are taken into account in the Adjustment Report pursuant to Clause 3(a)(vi); except any Losses and Liabilities insofar as they are caused by a breach of the Purchaser’s representations or warranties under Clause 9 or by the gross negligence or willful misconduct of the Purchaser, or any of its directors, officers, agents, employees or assigns. The indemnity granted by the Vendor herein, however, does not provide either an extension of any representation, warranty or covenant contained in Clause 8 or an additional remedy with respect to the Vendor’s breach of such representation, warranty or covenant

(b)           Subject to Clauses 2(f), 5, 11 and 19 herein (including, without limitation, Clause 11(d)) and provided that Closing has occurred, the Purchaser shall:

(i)            be liable to the Vendor for its Losses and Liabilities; and, in addition

(ii)           indemnify and hold harmless the Vendor and each of its directors, officers, servants, agents and employees from and against all Losses and Liabilities;

as a direct result of any act, omission, circumstance or other matter or thing arising out of, resulting from, attributable to or connected with:

(iii)          all rights, duties, benefits, obligations or liabilities of Subco and the Partnership whatsoever;

(iv)          the Assets and Office and Administrative Assets; and

(v)           any amounts payable in respect of the income or loss for income tax purposes, and all other amounts that are allocable for the purposes of the Tax Act, of the Partnership and Subco, pursuant to and in accordance with the Tax Act, for any fiscal period of the Partnership and any taxation year of Subco that ends on or includes or ends after the Closing Date including, without limitation, the Fiscal Period;

occurring or accruing from activities subsequent to the Closing Date, except any Losses and Liabilities insofar as they are caused by the gross negligence or willful misconduct of the Vendor, its Affiliates, Subco or the Partnership or their directors, officers, servants, agents, employees or assigns, or the breach of any of the Vendor’s representations, warranties or covenants set forth in this Agreement.

(c)           Except as set forth in Clause 8, the Purchaser is not relying upon any representation or warranty of the Vendor as to the condition, environmental or otherwise, of the Assets, and acknowledges that it is buying the Securities (which includes the ownership of the Assets) and Office and Administrative Assets on an “as is” basis, as of the Closing Date. Provided that Closing has occurred, the Purchaser further agrees that, notwithstanding anything contained in this Agreement, as of the Closing Date, it shall:

(i)            be solely liable and responsible to the Vendor for its Losses and Liabilities; and, in addition

(ii)           indemnify and hold harmless the Vendor and each of its directors, officers, servants, agents and employees from and against all Losses and Liabilities;

as a direct result of any matter or thing arising out of, resulting from, attributable to or connected with any Abandonment and Reclamation Obligations, Environmental Liabilities, Environmental Defects, Uncured Environmental Defects, environmental matters or any other environmental liabilities whatsoever of any nature or kind and whenever occurring, pertaining to the Assets, or any of them. Once Closing has occurred, the Purchaser shall be solely responsible for all Abandonment and Reclamation Obligations, Environmental Liabilities, Environmental Defects, Uncured Environmental Defects, environmental matters or any other environmental liabilities whatsoever of any nature or kind and whenever occurring, respecting the Assets, Securities and Office and Administrative Assets, the abandonment of the Wells and the Tangibles and the reclamation of the Assets, Securities and Office and Administrative Assets as between the Vendor and the Purchaser, and hereby releases the Vendor from any claims the Purchaser may have against the Vendor with respect to all such liabilities and responsibilities. Nothing in this Clause, however, shall operate either to limit any representation, warranty or covenant made by the Vendor pursuant to Clause 8 or to affect the Purchaser’s right to make a claim against the Vendor for the breach of such a representation, warranty or covenant in accordance with Clause 10.

(d)           [***]

(i)            [***]

A.            [***]

B.            [***]

(ii)           [***]

(iii)          [***]

(iv)          [***]

(v)           [***]

(vi)          [***]

(vii)         [***]

(e)           Any Party seeking indemnification shall give reasonably prompt notice thereof to the Party from whom indemnification is sought. The Party from whom indemnification is sought shall have the sole right to conduct, settle or otherwise dispose of any legal action in respect of which indemnification is sought in any manner it deems appropriate without the consent of the Party seeking indemnification but only if it has agreed that the matters in the action are indemnified pursuant to Clauses 11(a), (b), (c), (f) and Clause 2(f)(i).  If the Party from whom indemnification is sought pays the indemnified amount to the other Party seeking indemnification, the paying Party shall not be responsible for any costs relating to legal and other professional fees and disbursements incurred after such payment.

(f)            Subject to Clauses 2(f), 3, 6 and 11 and provided Closing occurs, the Vendor shall be liable to the Partnership, Subco, Purchaser and their respective Affiliates and each of their respective directors, officers, servants, agents and employees and shall indemnify and save harmless the Partnership, Subco, and their respective Affiliates and each of their respective directors, officers, servants, agents and employees from and against all Losses and Liabilities incurred by the Partnership, Subco, Purchaser and each of their respective directors, officers, servants, agents and employees, that have arisen or may arise as a result of any matter or thing resulting from, attributable to or in any way connected with the transactions undertaken pursuant to the Permitted Transactions. Notwithstanding anything contained herein:

(i)            the indemnity provided in this Clause 11(f) shall not be subject to Clause 11(d)(ii); and

(ii)           the indemnity provided in this Clause 11(f) shall be subject to Clause 11(d)(iii).

(g)           The provisions of this Clause 11 shall survive Closing on the Closing Date for the benefit of the Vendor and Purchaser.

12.           VENDOR’S CLOSING CONDITIONS

(a)           The obligation of the Vendor to complete the sale of the Securities and Office and Administrative Assets to the Purchaser pursuant to this Agreement is subject to the satisfaction at or prior to the Closing Date of the following conditions precedent:

(i)            all representations and warranties of the Purchaser contained in this Agreement shall be true in all material respects at and as of the Effective Date and the Closing Date and the Purchaser shall have provided a certificate of an officer in the form attached as Schedule “K” attesting thereto;

(ii)           the Purchaser shall have performed and satisfied all agreements and obligations required by this Agreement to be performed and satisfied by the Purchaser at or prior to the Closing Date and the Purchaser shall have provided a certificate of an officer in the form attached as Schedule “K” attesting thereto;

(iii)          all consents, orders, regulations, approvals and certificates, including regulatory, judicial and other approvals required by the Regulations (including Competition Act Approval), as may be necessary to enable the Parties to complete the transactions contemplated in this Agreement shall have been obtained by the Parties on or before Closing in form and substance satisfactory to the Parties, acting reasonably, or where not obtained all applicable waiting periods for the obtaining of such approvals and orders will have expired such that the transactions contemplated in this Agreement may lawfully proceed without such approvals and orders being required, which determination shall be made based on an opinion of counsel;

(iv)          the Purchaser shall have tendered to the Vendor in the form stipulated herein the total amount payable by the Purchaser to the Vendor pursuant hereto; and

(v)           no suit, action or other proceeding shall, at Closing, be pending against the Vendor, the Purchaser or the Partnership before any court or governmental agency seeking to retain, prohibit, obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement which would materially and adversely affect the Vendor, the Purchaser or the Partnership.

The foregoing conditions shall be for the benefit of the Vendor and may, without prejudice to any of the rights of the Vendor hereunder (including reliance upon or enforcement of the warranties or covenants which are preserved dealing with or similar to the condition waived) be waived by the Vendor in writing, in whole or in part, at any time.  In case any of the said conditions shall not be complied with, or waived by the Vendor, at or before the Closing Date, the Vendor may rescind or terminate this Agreement by written notice to the Purchaser.

13.           PURCHASER’S CLOSING CONDITIONS

(a)           The obligation of the Purchaser to complete the purchase of the Securities and Office and Administrative Assets from the Vendor pursuant to this Agreement is subject to the satisfaction at or prior to the Closing Date of the following conditions precedent:

(i)            all representations and warranties of the Vendor contained in this Agreement shall be true in all material respects at and as of the Closing Date and the Vendor shall have provided a certificate of an officer in the form attached as Schedule “K” attesting thereto;

(ii)           the Vendor shall have performed and satisfied all agreements and obligations required by this Agreement to be performed and satisfied by the Vendor at or prior to the Closing Date and the Vendor shall have provided a certificate of an officer in the form attached as Schedule “K” attesting thereto;

(iii)          subject to the obligations contained in Clause 4, the Vendor shall have tendered to the Purchaser documents and materials satisfying the requirements of Clause 4 hereof including, without limitation, the no interest letters described in Clause 4(c)(ii);

(iv)          all consents, orders, regulations, approvals and certificates, including regulatory, judicial and other approvals required by the Regulations (including Competition Act Approval), as may be necessary to enable the Parties to complete the transactions contemplated in this Agreement shall have been obtained by the Parties on or before Closing in form and substance satisfactory to the Parties, acting reasonably, or where not obtained all applicable waiting periods for the obtaining of such approvals and orders will have expired such that the transactions contemplated in this Agreement may lawfully proceed without such approvals and orders being required, which determination shall be made based on an opinion of counsel;

(v)           no suit, action or other proceeding shall, at Closing, be pending against the Vendor, the Purchaser or the Partnership before any court or governmental agency seeking to retain, prohibit, obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement which would materially and adversely affect the Vendor, the Purchaser or the Partnership;

(vi)          except as provided for in this Agreement or consented to by the Purchaser, no substantial damage to or material adverse alteration in or to the Assets which have occurred between the date hereof and the Closing Date which, in the Purchaser’s opinion, acting reasonably and in good faith, would materially and adversely affect the value of the Assets excluding all decreases in the value of the Assets pursuant to Clauses 6 and 7 or as otherwise disclosed to the Purchaser in the Data Room Materials; but for this purpose, standard production practices or a decline in the value or valuation of the Petroleum Substances shall not be events which fall under the auspices of this condition precedent;

(vii)         all requisite approvals of regulatory bodies relative to the transactions herein provided for shall have been obtained; and

(viii)        all transactions between Vendor and its Affiliates as referred to in Clause 5(e) have been or will be completed on or prior to the Closing Date.

The foregoing conditions shall be for the benefit of the Purchaser and may, without prejudice to any of the rights of the Purchaser hereunder (including reliance upon or enforcement of warranties or covenants which are preserved dealing with or similar to the condition or conditions waived) be waived by the Purchaser in writing, in whole or in part, at any time, provided the Purchaser may not waive the existence and operation of any Preferential Right to purchase any of the Assets.  In case any of the said conditions shall not be complied with, or waived by the Purchaser, at or before the Closing Date, the Purchaser may rescind and terminate this Agreement by written notice to the Vendor.

14.           TERMINATION

Subject to Clauses 2(h) and 15, in the event that this Agreement is terminated prior to Closing pursuant to any of Clauses 6, 7, 12, 13 or 15, each Party hereto shall be released from all obligations hereunder and each Party hereto shall take all reasonable action to return each of the other Parties hereto to the position relative to the Securities, Office and Administrative Assets and the Assets which such Party occupied prior to the execution hereof, it being understood that the Vendor and the Purchaser will each bear all costs incurred by it prior to such termination.

15.           DEFAULT

(a)           If a Party (the “Defaulting Party”) fails to comply with an obligation under this Agreement and Closing does not occur as a result, the other Party (the “Injured Party”) may, by notice to the Defaulting Party, elect:

(i)            to continue to treat this Agreement as binding and enforceable; or

(ii)           to treat this Agreement as terminated by reason of the non-fulfillment of the Defaulting Party’s obligations and, subject to Clause 16, provided that:

A.            the Deposit and interest accrued thereon will be returned to the Purchaser if the Purchaser is the Injured Party and the Purchaser may pursue a claim for damages against the Vendor; or

B.            if the Defaulting Party is the Purchaser, the Deposit and the interest accrued thereon will be retained by the Vendor in full settlement of all damages suffered by Vendor and to compensate the Vendor for expenses incurred in connection with the transaction contemplated herein and the delay or permanent impairment caused to the Vendor’s efforts to sell the Securities and the Office and Administrative Assets. For clarity, the Vendor’s retention of the Deposit is a genuine pre-estimate of liquidated damages suffered and not a penalty.

Notwithstanding anything contained herein, the Injured Party will be deemed to treat this Agreement as binding and enforceable until it elects, by notice to the Defaulting Party, to apply Clause 15(a)(ii).

(b)           Any amount owing to a Party by the other Party hereunder after Closing and remaining unpaid will bear interest at the Prime Rate, from the day that the amount was due to be paid until the day it is paid, regardless of whether the Party has given the other Party prior notice of the accrual of interest hereunder.

16.           DISPUTE RESOLUTION

(a)           The Parties will attempt to resolve any dispute arising hereunder through consultation and negotiation in good faith. If those attempts fail, the Parties shall, refer the dispute to binding arbitration. Any such arbitration, and any other arbitration the Parties may agree to conduct hereunder, will be conducted under the Commercial Arbitration Rules of The Canadian Foundation for Dispute Resolution.

(b)           All limitation periods respecting the commencement of an action will be stayed during the period that the Parties are attempting to resolve a dispute under Clause 16(a) or otherwise under this Agreement. A Party may, at any time it believes it necessary to protect its interest during that period, seek interim or provisional relief, in form of a temporary restraining order, preliminary injunction or other interim equitable relief concerning a dispute under this Agreement, notwithstanding anything to the contrary in this Clause.

(c)           Notwithstanding anything contained herein, the provisions of this Clause 16 shall not apply to any disputes under Clause 6.

17.           EMPLOYMENT MATTERS

(a)           [***]

(b)           [***]

(c)           [***]

(d)           [***]

(e)           [***]

(f)            [***]

(g)           [***]

18.           PROTECTION OF PERSONAL INFORMATION

The following shall apply with respect to privacy and the collection, use and disclosure of personal information:

(a)           For the purposes of this Clause 18, the following definitions shall apply:

(i)            “applicable law” means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgments, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)           “applicable privacy laws” means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);

(iii)          “authorized authority” means, in relation to any person, transaction or event, any: (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event; and

(iv)          “Personal Information” means information about an individual transferred to one party by the other in accordance with this Agreement and/or as a condition of the Transaction.

(b)           The Parties acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

(c)           Prior to Closing, neither party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the transaction contemplated herein. The Purchaser undertakes after Closing to only use the Personal Information in accordance with the purpose for which the Personal Information was originally collected and to obtain consents where required by applicable privacy Regulations prior to using or disclosing the Personal Information.

(d)           Each party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of this Agreement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the transaction contemplated herein.

(e)           Each party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)            Each party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the parties’ obligations hereunder. Each party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the transaction contemplated herein.

(g)           Each party shall promptly notify the other party of all inquiries, complaints, requests for access, and claims of which the party is made aware in connection with the Disclosed Personal Information. The parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)           If Closing does not occur, the Purchaser shall return to the Vendor, and destroy all copies of any Personal Information disclosed to the Purchaser in connection with this Agreement.

(i)            On or before Closing, the Purchaser shall return all Personal Information acquired by it in connection with this Agreement, or copies thereof, relating to any Field Employees who are not offered employment by the Purchaser.

(j)            The provisions of this Clause 18 shall survive the Closing Date.

19.           POST-CLOSING OBLIGATIONS

(a)           In the event the purchase and sale contemplated by this Agreement is completed and if, for any reason, the Parties while in agreement to Close this transaction are unable on the Closing Date to cause the Purchaser to become the recognized owner of the Securities and the Office and Administrative Assets or the Partnership to become the recognized holder of any of the Assets in the place and stead of the Vendor or its Affiliates, then subject to Clause 19(b) (except in the case of specific conveyances comprising declarations of trust in respect of portions of the Assets), the Vendor shall:

(i)            hold and stand possessed of such Securites, Office and Administrative Assets and/or Assets fully on behalf of the Purchaser or Partnership, as applicable, as bare trustee, and receive and hold all proceeds, benefits, and advantages in respect of the Assets fully for the benefit, use and ownership of the Partnership pursuant to and in accordance with Clause 5 and the provisions of Clause 5 shall apply mutatis mutandis to such bare trust created hereunder;

(ii)           in a timely manner, deliver to the Partnership all revenues, proceeds and other benefits received by the Vendor from the Assets conveyed by it to the Partnership after deduction of any amounts owing by the Purchaser to the Vendor;

(iii)          in a timely manner, deliver to the Partnership all Third Party notices and communications received by it in respect of such Assets;

(iv)          in a timely manner, deliver to Third Parties all such notices and communications as the Partnership may reasonably request and all such monies and other items as the Partnership may reasonably provide in respect of such Assets; and

(v)           as agent of the Purchaser and the Partnership, do and perform all such acts and things and execute and deliver all such agreements, notices and other documents and instruments as the Purchaser and the Partnership may reasonably request in writing for purposes of facilitating the exercise of rights incidental to the ownership of such Assets.

(b)           The trust created hereunder shall terminate and Vendor’s responsibilities thereto shall cease upon completion of all registrations, transfers or assignments and novations pertaining to such Assets, Securities and/or Office and Administrative Assets, as applicable.

(c)           The Vendor and its Affiliates shall not be liable to either the Purchaser or the Partnership for any loss or damage suffered by the Purchaser and/or the Partnership in connection with the arrangement established under Clause 19(a), except to the extent that the loss or damage is caused by the Vendor’s and its Affiliates gross negligence or its willful misconduct, and the Purchaser and the Partnership, jointly and severally, shall indemnify and save harmless the Vendor and its Affiliates and their directors, officers, servants, agents and employees from and against all Losses and Liabilities which may be brought against or suffered by any of them arising out of the performance by the Vendor or its Affiliates of their obligations under Clause 19(a).  An act or omission of the Vendor, its Affiliates, or their directors, officers, servants, agents or employees shall not be regarded as gross negligence or willful misconduct to the extent it was done or omitted to be done in accordance with the instructions or concurrence of the Purchaser.  Nothing in this Clause 19 shall be construed as extending or restricting or limiting in any manner any of the other covenants, warranties, representations or other obligations of the Parties under this Agreement.

(d)           All costs incurred in connection with the operations of the Assets and Office and Administrative Assets after the Closing Date until the Vendor is relieved of its responsibilities as operator or trustee of the Assets, shall be reimbursed, within five (5) Business Days of Purchaser’s receipt of Vendor’s request for reimbursement, by the Purchaser and/or the Partnership to the Vendor.

(e)           After Closing, Vendor may remove any signs that indicate ownership or operation of the Assets.  It shall be the responsibility of Purchaser, where necessary, to erect or install any signs that may be required by governmental agencies indicating Purchaser and/or the Partnership to be the operator of the Assets and to notify other working interest parties, gas purchasers, suppliers, contractors, governmental agencies and any other parties of Purchaser’s and/or the Partnership’s interests in the Assets. Notwithstanding anything contained herein, the day after the Closing Date Purchaser shall change the company name and emergency telephone numbers on all Facilities including, without limitation, all batteries and similar facilities.

(f)            As soon as reasonably possible after Closing and in no event later than thirty (30) days, Purchaser shall, at its sole cost and expense:

(i)            change the name of the Partnership from “Nexen Canada No. 5” to another name not infringing or conflicting with Vendor’s corporate names or trademarks, and Purchaser shall provide Vendor proof, satisfactory to Vendor, of such name change; or, cause the Partnership to be dissolved and wound-up and Purchaser shall provide Vendor proof, satisfactory to Vendor, of same; and

(ii)           change the name of Subco from “CNYL No. 5 Ltd.” to another name not infringing or conflicting with Vendor’s corporate names or trademarks, and Purchaser shall provide Vendor proof, satisfactory to Vendor, of such name change; or, cause the Subco to be dissolved and wound-up and Purchaser shall provide Vendor proof, satisfactory to Vendor, of same.

(g)           The Vendor shall use reasonable efforts to assist the Purchaser and/or the Partnership in continuing to act as the operator or assuming the operation and management of the Assets, where and to the extent the Vendor and/or the Partnership is operator of such Assets, however the Purchaser acknowledges and agrees that nothing in this Agreement shall be interpreted as any assurance that the Partnership will continue to operate the Assets or that Purchaser will be able to serve as operator of any of the Assets it receives hereunder.

(h)           The provisions of this Clause 19 shall survive the Closing Date.

20.           CONFIDENTIALITY

(a)           Subject to Clause 20(c), until Closing has occurred, the Purchaser shall keep confidential all information obtained from the Vendor in connection with the Assets, Office and Administrative Assets and the Securities.  Any additional information obtained as a result of access under Clause 6 which does not relate to the Assets shall continue to be treated as confidential and shall not be used by the Purchaser without the prior written consent of the Vendor. The restrictions on disclosure and use of information set forth in this Clause 18(a) shall not apply to information to the extent it:

(i)            is or becomes publicly available through no act or omission of the Purchaser or its consultants or advisors;

(ii)           is subsequently obtained lawfully from a Third Party which, after reasonable inquiry, the Purchaser does not know to be bound to the Vendor to restrict the use or disclosure of such information;

(iii)          is already in the Purchaser’s possession at the time of disclosure, without restriction on disclosure;

(iv)          is required to be disclosed by the Purchaser under legal compulsion, including those public disclosure requirements as required by securities laws and the rules and regulations of the applicable Stock Exchanges and securities commissions;

(v)           is required to be disclosed for the purpose of obtaining consents or complying with Preferential Rights; or

(vi)          is required to be disclosed to obtain the consent of a lender, or which a Party may choose to disclose to recognized credit rating agencies in respect of its credit rating.

(b)           If the Purchaser employs consultants, agents or advisors to assist in its review of the Assets pursuant to Clause 6, the Purchaser shall be responsible to the Vendor for ensuring that such consultants, agents and advisors comply with the restrictions on the use and disclosure of information set forth in Clause 20(a).

(c)           The Vendor and the Purchaser shall cooperate with each other in releasing information concerning this Agreement and the transactions provided for by it, and shall furnish to,

and discuss with, the other Party drafts of all press and other releases, and shall seek the consent of the other Party (which shall not be unreasonably withheld) prior to the publication thereof.

(d)           Notwithstanding Clause 20(a), the obligations of the Purchaser under this Clause 20 are in addition to, and not in substitution for, its obligations under any confidentiality agreement made between the Vendor and the Purchaser for its possible acquisition of the Partnership and/or Assets, except as otherwise provided in this Agreement.

(e)           Neither Party hereto shall make any public or private announcement or communications in respect of the proposed transactions set forth in this Agreement (including, without limitation, the existence of this Agreement or that any investigation, discussions or negotiations are taking place concerning the evaluation of either of the Parties hereto or the proposed transaction) unless the prior approval of the announcement is obtained from the other Party hereto which approval shall not be unreasonably withheld. Notwithstanding the foregoing, each Party understands that the other Party is subject to public disclosure requirements as required by securities laws and the rules and regulations of the applicable Stock Exchanges and securities commissions. In the event that either Party determines that it is required by such laws, rules and regulations to make any public disclosure, then the Party shall give prior notice to the other Party and an opportunity will be provided for discussion.

21.           ATTORNMENT AND PROPER LAW

(a)           This Agreement shall be exclusively subject to and be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta.  Each Party irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom.

(b)           Pursuant to Section 7 of the Limitations Act (Alberta), the Parties expressly provide that the limitation period for all claims as may arise under this Agreement as between the Parties shall be four (4) years from the day the act giving rise to the claim was discovered by the Party making the claim, but in any event shall not be more than six (6) years from the day the act giving rise to the claim occurred.

22.           MISCELLANEOUS

(a)           At the date hereof and thereafter as may be necessary and without further consideration, the Parties hereto shall execute, acknowledge and deliver such other documents, novations, transfers, instruments and agreements and shall do such other things as may be necessary to carry out their respective obligations under this Agreement.

(b)           Time shall be of the essence in this Agreement.

(c)           The address for Notices of each of the Parties hereto shall be as follows:

Vendor:                  c/o Nexen Inc.

801 – 7th Avenue S.W.

Calgary, Alberta T2P 3P7

Fax:  (403) 699-5800

Purchaser:             c/o StarPoint Commercial Trust

3900 Bow Valley Square 2

205 – 5th Avenue S.W.

Calgary, Alberta T2P 2V7

Fax:  (403) 263-3388

All notices, communications and statements (collectively, “Notices”) required, permitted or contemplated hereunder shall be in writing, and shall be deemed to be sufficiently given and received if:

(i)            personally served on the other Party by delivery during the normal business hours of the recipient at the addresses set forth above (personally served Notices shall be deemed received by the addressee when actually delivered);

(ii)           by facsimile or other electronic medium (or by any other like method by which a written or recorded message may be sent) directed to the Party on whom they are to be served at that Party’s fax number set forth above, and such Notices so served shall be deemed to have been received by the addressee thereof when actually received by it if received within the normal working hours of the recipient on a Business Day, or at the commencement of the next ensuing Business Day following transmission thereof; or

(iii)          mailed by first class registered post, postage prepaid, to the other Party (Notices so served shall be deemed to have been received by the addressee on the fourth Business Day following the date of mailing thereof); except in the event of an actual or threatened postal strike or other labour disruption that may affect the mail service.

Either of the Parties hereto may from time to time change its address for service herein by giving Notice to the other Party.

(d)           This Agreement constitutes the entire agreement between the Parties and supersedes and replaces all previous oral or written agreements, memoranda, correspondence by the parties hereto prior to the date entered into and undertakings and representations made (save other than for these made fraudulently) hereof.

(e)           This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective trustees, receivers, receiver-managers, successors and permitted assigns.

(f)            This Agreement may be executed in as many counterparts as are necessary and all executed counterparts together shall constitute one agreement.

(g)           Notwithstanding anything contained herein, with respect to the files, records and other documents included in the Miscellaneous Interests, for a period of seven (7) years after the Closing Date, Purchaser shall give Vendor reasonable access to such files, records and other documents included in the Miscellaneous Interests acquired from Vendor and will make its personnel reasonably available for the purpose of providing Vendor, upon Vendor’s reasonable request, with assistance in locating information from such records, providing appropriate verifications of documents and information, developing information, reports, submissions and the like relating to Vendor’s operation of the Assets prior to the Closing Date, or otherwise providing reasonable assistance which the Parties mutually deem appropriate.

(h)           Neither Party may assign its interest hereunder without the prior written consent of the other Party such consent not to be unreasonably withheld.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

NEXEN INC.	STARPOINT COMMERCIAL TRUST, by its trustee 1149708 Alberta Ltd.
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CANADIAN NEXEN YEMEN LTD.	STARPOINT ENERGY LTD.

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